

13002151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 0-50167

INFINITY PROPERTY AND CASUALTY CORPORATION
(Exact name of registrant as specified in its charter)

OHIO	03-0483872
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3700 COLONNADE PARKWAY SUITE 600 BIRMINGHAM, ALABAMA	35243
(Address of principal executive offices)	(Zip Code)

(205) 870-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
Common Stock, no par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None
(Title of class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of June 30, 2012, the aggregate market value of the voting Common Stock held by non-affiliates of the registrant was $653,641,731 based on the last sale price of Common Stock on that date as reported by The NASDAQ Global Select Market.

As of February 15, 2013, there were 11,605,438 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the annual meeting of shareholders to be held on May 21, 2013, are incorporated by reference in Part III hereof.

INFINITY PROPERTY AND CASUALTY CORPORATION 10-K

INDEX TO ANNUAL REPORT

ON FORM 10-K

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" which anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements in this report not dealing with historical results or current facts are forward-looking and are based on estimates, assumptions and projections. Statements which include the words "assumes," "believes," "seeks," "expects," "may," "should," "intends," "likely," "targets," "plans," "anticipates," "estimates" or the negative version of those words and similar statements of a future or forward-looking nature identify forward-looking statements. Examples of such forward-looking statements include statements relating to expectations concerning market conditions, premium growth, earnings, investment performance, expected losses, rate changes and loss experience.

The primary events or circumstances that could cause actual results to differ materially from what we expect include determinations with respect to reserve adequacy, realized gains or losses on the investment portfolio (including other-than-temporary impairments for credit losses), bodily injury loss cost trends, undesired business mix or risk profile for new business and competitive conditions in our key Focus States. We undertake no obligation to publicly update or revise any of the forward-looking statements. For a more detailed discussion of some of the foregoing risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" contained in Item 1A.

PART I

ITEM 1
Business

Introduction

We are a holding company that, through subsidiaries, provides personal automobile insurance with a concentration on nonstandard auto insurance. Our headquarters is located in Birmingham, Alabama. We employed approximately 2,200 persons at December 31, 2012.

We file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports as required with the United States Securities and Exchange Commission ("SEC"). Any of these documents may be read and copied at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Information regarding the operation of the SEC Public Reference Room may be obtained by calling 1-800-SEC-0330. Our filed documents may also be accessed via the SEC Internet site at http://www.sec.gov. All of our SEC filings, news releases and other information may also be accessed free of charge on our website at http://www.infinityauto.com. Information on our website is not part of this Form 10-K.

Please see Note 1 to the Consolidated Financial Statements for additional information regarding our history and organization. References to "we" or "us", unless the context requires otherwise, include the combined operations of our subsidiaries. Unless indicated otherwise, the financial information we present in this report is on a GAAP basis. Schedules may not foot due to rounding.

The Personal Automobile Market

Personal auto insurance is the largest line of property and casualty insurance, accounting for approximately 37%, or $168 billion, of the estimated $457 billion of annual industry premium. Personal auto insurance is comprised of preferred, standard and nonstandard risks. Nonstandard auto insurance is intended for drivers who, due to factors such as their driving record, age or vehicle type, represent a higher than normal risk. As a result, customers who purchase nonstandard auto insurance generally pay a higher premium for similar coverage than the drivers qualifying for standard or preferred policies. While there is no established industry-recognized distinction between nonstandard risks and all other personal auto risks, we believe that nonstandard auto risks constitute approximately 20% of the personal automobile insurance market, with this percentage fluctuating according to competitive conditions in the market. Independent agents sell approximately 28% of all personal automobile insurance. The remainder is sold by captive agents or directly by insurance companies to their customers. We believe that, relative to the standard and preferred auto insurance market, independent agents sell a disproportionately larger portion of nonstandard auto insurance.

The personal auto insurance industry is cyclical, characterized by periods of price competition and excess capacity followed by periods of higher premium rates and shortages of underwriting capacity. We believe that the current competitive environment differs by state. In most of our Focus States, underwriting results are unfavorable and competitors are taking single digit rate increases.

Industry-wide, rates increased 4.4% during 2010, 3.4% in 2011 and 4.7% in 2012. Our filed average rate adjustments on our personal auto business were 1.2%, 2.2% and 8.3% for 2010, 2011 and 2012, respectively.

The personal auto insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We generally compete with other insurers based on price, coverage offered, claims handling, customer service, agent commission, geographic coverage and financial strength ratings. We compete with both large national writers and smaller regional companies. In 2011, the five largest automobile insurance companies accounted for approximately 52% of the industry's net written premium and the largest ten accounted for approximately 70% (2012 industry data is not yet available). Approximately 342 insurance groups and unaffiliated insurance companies compete in the personal auto insurance industry according to SNL Financial, an industry news source. Some of these groups specialize in nonstandard auto insurance while others insure a broad spectrum of personal auto insurance risks.

Operations

We are organized along functional responsibilities with the following centralized departments: product management, marketing, claims, customer service, accounting, treasury, human resources and information technology resources. Frequent executive team meetings, which include the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer, the Chief Marketing Officer, the Chief Product Management Officer and the Chief Claims Officer, allow for sharing of information among functional departments and for setting policies and making key strategic decisions.

We estimate that approximately 76% of our personal auto business in 2012 was nonstandard auto insurance. Based on data published by A.M. Best, we believe that we are the third largest provider of nonstandard auto coverage through independent agents in the United States. We also write standard and preferred personal auto insurance, mono-line commercial auto insurance and classic collector automobile insurance.

Presented below is our summarized historical financial data (in thousands):

	Twelve months ended December 31,		
	2012	2011	2010
Gross written premium	$ 1,254,929	$ 1,082,466	$ 952,426
Net written premium	1,247,198	1,075,976	946,869
Net earnings	24,319	41,833	91,062

	As of December 31,	
	2012	2011
Total assets	$ 2,303,593	$ 1,930,371
Total liabilities	1,647,351	1,268,582
Total shareholders' equity	656,242	661,789

We have a history of underwriting results that outperform the industry. The following table compares our statutory combined ratio, net of fees, in past years with those of the private passenger auto industry. The statutory combined ratio is the sum of the loss ratio (the ratio of losses and loss adjustment expenses ("LAE") to net earned premium) and the expense ratio (when calculated on a statutory accounting basis, the ratio of underwriting expenses, net of fees, to net written premium). Underwriting results are generally considered profitable when the combined ratio is under 100%; when the ratio is over 100%, underwriting results are generally considered unprofitable. We have consistently performed better than the industry as shown below:

	2012	2011	2010	2009	2008	2008-2012	2003-2012
Infinity	98.3%	95.8%	88.4%	87.2%	91.2%	92.7%	91.8%
Industry (a)	102.2%	102.0%	101.0%	101.3%	100.2%	101.4%	98.9%
Percentage point difference from industry	3.9%	6.2%	12.6%	14.1%	9.0%	8.7%	7.1%

(a) We obtained the private passenger auto industry combined ratios for 2003 through 2011 from A.M. Best. A.M. Best data were not available for 2012. The industry combined ratio for 2012 is an estimate based on data obtained from Conning Research and Consulting.

Products

Personal Automobile is our primary insurance product. It provides coverage to individuals for liability to others for bodily injury and property damage and for physical damage to an insured's own vehicle from collision and various other perils. In addition, many states require policies to provide for first party personal injury protection, frequently referred to as no-fault coverage. We offer three primary products to individual drivers: the Low Cost product, which offers the most restrictive coverage, the Value Added product, which offers broader coverage and higher limits, and the Premier product, which we designed to offer the broadest coverage for standard and preferred risk drivers. For the year ended December 31, 2012, our mix of personal automobile written premium was 38% Low Cost, 53% Value Added and 9% Premier.

Commercial Vehicle provides coverage to businesses for liability to others for bodily injury and property damage and for physical damage to vehicles from collision and various other perils. We offer mono-line commercial automobile insurance to businesses with fleets of 20 or fewer vehicles, averaging 1.7 vehicles per policy. We avoid businesses that are involved in what we consider hazardous operations or interstate commerce.

Classic Collector provides protection for classic collectible automobiles. Our Classic Collector program provides coverage to individuals with classic or antique automobiles for liability to others for bodily injury and property damage and for physical damage to an insured's own vehicle from collision and various other perils.

Our three product groups contributed the following percentages of total gross written premium:

	Twelve months ended December 31,		
	2012	2011	2010
Personal Automobile	93%	93%	93%
Commercial Vehicle	6%	6%	6%
Classic Collector	1%	1%	1%
Total	100%	100%	100%

Distribution and Marketing

We distribute our products primarily through a network of approximately 13,000 independent agencies and brokers (with approximately 17,600 locations). In 2012, six independent agencies each accounted for between 1.2% and 7.8% of our gross written premium and 16% of the agency force produced 80% of our gross written premium. Countrywide, our top 10 independent agents and brokers produced 19% of our gross written premium. In California, Infinity's largest state by premium volume, 36 independent agents and brokers produced 50% of gross written premium (which represents 23% countrywide). Our largest broker in California produced 17.2% of gross written premium in the state.

We also foster agent relationships by providing them with access to our Internet web-based software applications along with programs and services designed to strengthen and expand their marketing, sales and service capabilities. Our Internet-based software applications provide many of our agents with real-time underwriting, claims and policy information. We believe the array of services that it offers to our agents adds significant value to the agents' businesses. For example, "Easy Street" is our incentive-based program through which agents receive assistance in critical areas such as training, advertising and promotion. In 2012, we spent $6.0 million on co-op advertising and promotions.

In 2012, we also wrote $43.8 million of business sold directly to the consumer through a sales center and via the Internet.

We are licensed to write insurance in all 50 states and the District of Columbia, but we are committed to growth in targeted urban areas ("Urban Zones") identified within select Focus States that we believe offer the greatest opportunity for premium growth and profitability. We classify the states in which we operate into three categories:

- "Focus States" – We have identified Urban Zones in these states, which include Arizona, California, Florida, Georgia, Nevada, Pennsylvania and Texas.
- "Maintenance States" – We maintain our writings in these states, which include Alabama, Colorado, Illinois, South Carolina and Tennessee. We believe each state offers us an opportunity for underwriting profit.
- "Other States" – Includes 8 states where we maintain a renewal book of personal auto business.

We further classify the Focus States into two categories:

- "Urban Zones" – include the following urban areas:
  - Arizona – Phoenix and Tucson
  - California – Bay Area, Los Angeles, Sacramento, San Diego and San Joaquin Valley
  - Florida – Jacksonville, Miami, Orlando, Sarasota and Tampa
  - Georgia – Atlanta
  - Nevada – Las Vegas
  - Pennsylvania – Allentown and Philadelphia
  - Texas – Dallas, Fort Worth, Houston and San Antonio
- "Non-urban Zones" – include all remaining areas in the Focus States outside of a designated Urban Zone.

We continually evaluate our market opportunities; thus, the Focus States, Urban Zones, Maintenance States and Other States may change over time. In the table below, we have restated 2011 and 2010 premium to be consistent with the 2012 classification of Urban Zones, Focus States, Maintenance States and Other States.

Total gross written premium among the three state categories were as follows:

	Twelve months ended December 31,		
Personal Auto Insurance	2012	2011	2010
Focus States:			
California	45.4%	49.0%	49.8%
Florida	26.3%	18.3%	16.6%
Texas	4.9%	6.8%	6.7%
Pennsylvania	4.4%	5.5%	6.0%
Georgia	4.3%	4.6%	4.2%
Arizona	3.0%	3.7%	3.4%
Nevada	1.8%	1.9%	2.2%
Total Focus States	90.1%	89.7%	88.9%
Maintenance States	2.3%	2.7%	3.2%
Other States	0.5%	0.7%	0.9%
Subtotal	92.9%	93.1%	92.9%
Commercial Vehicle	6.1%	6.0%	6.0%
Classic Collector	1.0%	1.0%	1.1%
Total all states and all lines	100.0%	100.0%	100.0%
Total $ (in thousands) - all states and all lines	$ 1,254,929	$ 1,082,466	$ 952,426

We implement our distribution and marketing efforts with a focus on maintaining a low cost structure. Controlling expenses allows us to price competitively and achieve better underwriting returns. Over the five years ended 2011, years for which industry data are available from A.M. Best, our statutory ratio of underwriting expenses to premium written has averaged 20.9%, which is 6.4 points better than the independent agency segment of the private passenger automobile industry average of 27.3% for the same period.

Claims Handling

We strive for accuracy, consistency and fairness in our claim resolutions. Our claims organization employs approximately 1,200 people, has 22 field locations and provides a 24-hour, seven days per week toll-free service for our customers to report claims. We predominantly use our own local adjusters and appraisers, who typically respond to claims within 24 hours of a report.

We are committed to the field handling of claims in Urban Zones and we believe that it provides, when compared to alternative methods, better service to our customers and better control of the claim resolution process. We open claims branch offices in the Urban Zones where the volume of business will support them. Customer interactions can occur with generalists (initial and continuing adjusters) and specialists (staff appraisers, field casualty representatives and special investigators) based on local market volume, density and performance.

In addition to the use of field claims handling, we use two centralized claims call centers, one in Birmingham, Alabama and another in McAllen, Texas, to receive initial reports of losses and to adjust simple property damage claims.

Ratings

A.M. Best has assigned our insurance company subsidiaries a group financial strength rating of "A" (Excellent). A.M. Best assigns "A" ratings to insurers that, in A.M. Best's opinion, "have an excellent ability to meet their ongoing insurance obligations." A.M. Best bases our rating on factors that concern policyholders and not upon factors concerning investor protection.

Regulatory Environment

Our insurance company subsidiaries are subject to regulation and supervision by insurance departments of the jurisdictions in which they are domiciled or licensed to transact business. State insurance departments have broad administrative power relating to licensing insurers and agents, regulating premium rates and policy forms, establishing reserve and investment requirements, prescribing statutory accounting methods and the form and content of statutory financial reports, and regulating methods and processes of how an insurer conducts its business. Examples of the latter include the establishment in California of auto rating factor and rate approval regulations, proscription on credit based insurance scoring, prohibition of certain business practices with auto body repair shops, and attempts to set uniform auto body repair shop parts and labor rates.

Under state insolvency and guaranty laws, regulated insurers can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Many states also require insurers, as a condition of doing business in the state, to participate in various assigned risk pools, reinsurance facilities or underwriting associations, which provide insurance coverage to individuals who otherwise are unable to purchase that coverage in the voluntary market. Participation in these involuntary plans is generally in proportion to voluntary writings of related lines of business in that state. The underwriting results of these plans traditionally have been unprofitable. The amount of premium we might be required to assume in a given state in connection with an involuntary plan may be reduced because of credit we may receive for nonstandard policies that we voluntarily write. Many states also have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel and non-renew policies.

State insurance departments that have jurisdiction over our insurance subsidiaries may conduct routine, on-site visits and examinations of our subsidiaries' affairs. At December 31, 2012, our insurance subsidiaries were involved in a market conduct examination in Pennsylvania. As of February 26, 2013, this examination has not been completed. These examinations have from time to time given rise to, and are likely to give rise to in the future, regulatory orders requiring remedial, injunctive or other action on the part of an insurance subsidiary or the assessment of substantial fines or other penalties against our insurance subsidiaries. We expect that in 2013 our insurance subsidiaries will be involved in a routine market conduct exam in California. Every five years, our insurance subsidiaries are subject to a financial examination by the states in which the subsidiaries are domiciled. We expect the examination of years 2007 through 2011 to be completed during the first quarter of 2013 with no adjustment to statutory capital surplus.

The insurance laws of the states of domicile of our insurance subsidiaries contain provisions to the effect that the acquisition or change of control of a domestic insurer or of any entity that controls a domestic insurer cannot be consummated without the prior approval of the relevant insurance regulator. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common stock.

We are a holding company with no business operations of our own. Consequently, our ability to pay dividends to shareholders and meet our debt payment obligations is largely dependent on dividends or other distributions from our insurance company subsidiaries, current investments and cash held. State insurance laws restrict the ability of our insurance company subsidiaries to declare shareholder dividends. These subsidiaries may not make an "extraordinary dividend" until thirty days after the applicable commissioner of insurance has received notice of the intended dividend and has either not objected or has approved the payment of the extraordinary dividend within the 30-day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer's surplus as of the preceding December 31st, or the insurer's net income for the twelve-month period ending the preceding December 31st, in each case determined in accordance with statutory accounting practices. In addition, an insurer's remaining surplus after payment of a cash dividend to shareholder affiliates must be both reasonable in relation to our outstanding liabilities and adequate to our financial needs.

If a shareholder dividend does not rise to the statutory level of an extraordinary dividend, then it is an "ordinary dividend." While an insurance company's ability to pay an ordinary dividend does not require the approval of a state insurance department, we must file a 10-day notice of ordinary dividend with the appropriate insurance departments. Insurance companies that fail to notify an insurance department of the payment of an ordinary dividend are assessed administrative fines.

State insurance laws require our subsidiaries to maintain specified levels of statutory capital and surplus. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed. In addition, for competitive reasons, our insurance company subsidiaries need to maintain adequate financial strength ratings from independent rating agencies. Both of these factors may limit the ability of our insurance subsidiaries to declare and pay dividends.

ITEM 1A
Risk Factors

Our business operations face a number of risks. The risks below should be read and considered with other information provided in this report and in other reports and materials we have filed with the SEC. In addition to these risks, other risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If we fail to price accurately the risks we underwrite, profitability may be affected.

Our profitability depends on our ability to set premium rates accurately. Inflationary pressures on medical care, auto parts and repair services costs complicate pricing with accuracy. Accurate pricing is also dependent on the availability of sufficient, reliable data on which to project both severity and frequency trends and timely recognition of changes in loss cost trends. This process poses more of a challenge in markets where we have less pricing experience. We could under-price risks, which could negatively affect our profit margins, or overprice risks, which could reduce sales volume and competitiveness. Either scenario could adversely affect profitability. Additionally, we have implemented a new pricing methodology in our Focus States which could affect our ability to attract new customers and retain current customers as well as our ability to maintain or improve underwriting margins.

Our growth initiative may adversely affect our future profitability.

We intend to pursue further premium growth in California and Florida. Increased uncertainty stemming from an increase in new business might result in inaccurate pricing for the business or failure to adequately reserve for losses associated with it. Our new business combined ratios typically run 20 to 30 points higher than renewal business combined ratios due to higher commission and acquisition expenses as well as typically higher loss ratios. Because of these factors, our future profitability may be negatively impacted.

Because of the significant concentration of our business in California and Florida, negative developments in the regulatory, legal or economic conditions in these states may adversely affect our profitability.

California and Florida personal auto business represent 72% of our total gross written premium in 2012. Business in these states also generates substantial underwriting profit. Consequently, the dynamic nature of regulatory, legal, competitive and economic conditions in these states affects our revenues and profitability. Examples of potentially adverse regulatory or judicial developments or proposed legislation in California include exposing an insurer to civil liability for rate actions filed and approved by the department of insurance and recent after-market part regulations. In Florida, litigation persists to curtail or limit insurers' ability to impose statutorily enacted, standardized personal injury protection fee schedules along with uncertainty over how legal challenges to recent personal injury protection reform will undercut the efficacy of the new law in curbing fraud and abusive billing practices. Further, both California and Florida have regulations that limit the after-tax return on underwriting profit allowed for an insurer. These developments could negatively affect premium revenue and make it more expensive or less profitable for us to conduct business in these states.

We rely upon a limited number of independent agents to generate a substantial portion of our business. If we were unable to retain or increase the level of business that these independent agents place with us or increase the level of business generated by other agents, our revenues would be negatively affected.

Approximately 16% of our 13,000 independent agencies accounted for approximately 80% of our gross written premium in 2012. Further, in California, our most profitable state, 36 agencies and brokers produce 50% of our premium in the state, which is 23% of our premium nationwide. We must compete with other insurance carriers for the business of these agents in an increasingly competitive marketplace. Some competitors offer more advanced systems to quote and process business, a larger variety of products, lower prices for insurance coverage, higher commissions or more attractive cash and non-cash incentives.

We are vulnerable to a reduction in business written through the independent agent distribution channel.

Reliance on the independent agency as our primary distribution channel makes us vulnerable to the growing popularity of direct to the consumer distribution channels, particularly the Internet. Approximately 72% of all personal automobile insurance sold in the United States is sold direct or through captive agents (agents employed by one company or selling only one company's products) and approximately 28% is sold by independent agents. A material reduction in business generated through the independent agency channel could negatively affect our revenues and growth opportunities.

Judicial, regulatory and legislative changes or challenges to prevailing insurance industry practices are ongoing, some of which could adversely affect our operating results.

Political, judicial, economic and financial developments occasionally lead to challenges or changes to established industry practices. Recent examples include challenges to (i) the use of credit and other rating factors in making risk selection and pricing decisions;

and (ii) the use of automated databases in the adjustment of claims. Some result in class action litigation, regulatory sanctions and substantial fines or penalties. It is difficult to predict the outcome or impact of current challenges or to identify others that might be brought in the future.

The failure to maintain or to develop further reliable, efficient and secure information technology systems would be disruptive to our operations and diminish our ability to compete successfully.

We are highly dependent on efficient and uninterrupted performance of our information technology and business systems. These systems quote, process and service our business, and perform actuarial functions necessary for pricing and product development. These systems must also be able to undergo periodic modifications and improvements without interruptions or untimely delays in service. This capability is crucial to meeting growing customer demands for user friendly, online capabilities and convenient, quality service. We are undergoing fundamental changes and improvements to our claims and policy services platform. A failure or delay to achieve these improvements could interrupt certain processes or degrade business operations and would place us at a competitive disadvantage. Additionally, failure to maintain secure systems could result in unauthorized access to or theft of sensitive customer data.

The inability to recruit, develop and retain key personnel could prevent us from executing our key business and financial objectives.

Successful execution of our key business and financial objectives will depend, in part, upon the continued services of our Chief Executive Officer, James Gober, along with our ability to retain and develop key personnel and to attract new talent. The highly competitive nature of the industry, along with the advantages that larger, better-known firms possess in the recruiting process, poses a challenge. The loss of any of the executive officers or key personnel, or the inability to attract and retain new talent, could hinder us in meeting or exceeding our business and financial objectives.

If we fail to establish accurate loss reserves, our financial position and results of operations may be affected.

Our loss reserves are our best estimate of the amounts that will be paid for losses incurred as well as losses incurred but not reported. The accuracy of these estimates depends on a number of factors, including but not limited to the availability of sufficient and reliable historical data, inflationary pressures on medical and auto repair costs, changes in regulation, changes in frequency and severity trends and changes in our claims settlement practices. Because of the inherent uncertainty involved in the practice of establishing loss reserves, ultimate losses paid could vary materially from recorded reserves and may adversely affect our operating results.

Extra-contractual losses arising from bad faith claims could materially reduce our profitability.

In California, Florida, and other states where we have substantial operations, the judicial climate, case law or statutory framework are often viewed as unfavorable toward an insurer in litigation brought against it by policyholders and third-party claimants. This tends to increase our exposure to extra-contractual losses, or monetary damages beyond policy limit, in what are known as "bad faith" claims, for which reinsurance may be unavailable. Such claims have in the past, and may in the future, result in losses to us that materially reduce our profitability.

Our goodwill may be at risk for impairment if actual results regarding growth and profitability vary from our estimates.

At December 31, 2012, we had $75.3 million, or approximately $6.49 per share, of goodwill. In accordance with the Goodwill topic of the FASB Accounting Standards Codification, we perform impairment test procedures for goodwill on an annual basis. These procedures require us to calculate the fair value of goodwill, compare the result to our carrying value and record the amount of any shortfall as an impairment charge.

We use a variety of methods to test goodwill for impairment, including estimates of future discounted cash flows and comparisons of our market value to our major competitors. Our cash flow projections rely on assumptions that are subject to uncertainty, including premium growth, loss and loss adjustment expense ratios, interest rates and capital requirements. If actual results differ significantly from these assumptions, the fair value of our goodwill could fall below our carrying value and we could be required to record an impairment charge.

ITEM 1B
Unresolved Staff Comments

None.

ITEM 2
Properties

Our insurance subsidiaries lease 510,145 square feet of office and warehouse space in numerous cities throughout the United States. All of these leases expire within eight years. The most significant leased office spaces are located in Birmingham, Alabama and suburban Los Angeles, California. See Note 14 – Commitments and Contingencies of the Notes to Consolidated Financial Statements for further information about leases. We own a 33,515 square foot call center in McAllen, Texas and a 116,433 square foot call center in Birmingham, Alabama.

ITEM 3
Legal Proceedings

See Note 13 – Legal and Regulatory Proceedings of the Notes to the Consolidated Financial Statements for a discussion of our material Legal Proceedings. Except for those legal proceedings disclosed in Note 13 to the Consolidated Financial Statements, we believe that none of the legal proceedings to which we are subject meet the threshold for disclosure under this item.

ITEM 4
(Removed and Reserved)

Not applicable.

PART II

ITEM 5

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

We had 55 registered holders of record and an estimated 2,348 total holders at February 15, 2013. Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol IPCC. The stock prices in the following table are over-the-counter market quotations that reflect transactions between dealers; retail markups and commissions are not reflected. These prices may not represent actual transactions. Our closing per-share stock price on February 15, 2013 was $58.66. See Note 12 – Statutory Information of the Notes to Consolidated Financial Statements for information about restriction on transfer of funds and assets of subsidiaries.

Infinity Quarterly High and Low Stock Prices and Dividends Paid by Quarter

For the quarter ended:	High	Low	Close	Dividends Declared and Paid Per Share	Return to Shareholders (excluding dividends) (a)	Return to Shareholders (including dividends) (b)
March 31, 2011	$ 63.97	$ 54.71	$ 59.49	$ 0.18	(3.7)%	(3.4)%
June 30, 2011	62.21	49.65	54.66	0.18	(8.1)%	(7.8)%
September 30, 2011	57.34	43.64	52.48	0.18	(4.0)%	(3.7)%
December 31, 2011	61.54	51.28	56.74	0.18	8.1 %	8.5 %
March 31, 2012	$ 68.53	$ 52.14	$ 52.33	$ 0.225	(7.8)%	(7.4)%
June 30, 2012	57.81	50.75	57.67	0.225	10.2 %	10.6 %
September 30, 2012	63.55	54.61	60.39	0.225	4.7 %	5.1 %
December 31, 2012	61.81	45.29	58.24	0.225	(3.6)%	(3.2)%
For the twelve months ended:						
December 31, 2011	$ 63.97	$ 43.64	$ 56.74	$ 0.72	(8.2)%	(7.0)%
December 31, 2012	68.53	45.29	58.24	0.90	2.6 %	4.2 %

(a) Calculated by dividing the difference between our share price at the end and the beginning of the periods presented by the share price at the beginning of the period presented.

(b) Calculated by dividing the sum of (i) the amount of dividends, assuming dividend reinvestment during the period presented and (ii) the difference between our share price at the end and the beginning of the periods presented by the share price at the beginning of the period presented.

The information required under the heading "Equity Compensation Plan Information" is provided under Item 12 herein.

During the fiscal year ended December 31, 2012, all of our equity securities sold were registered under the Securities Act of 1933, as amended.

The following table presents information with respect to purchases of our common stock made during the three months ended December 31, 2012 by us or any of our "affiliated purchasers" as defined in Rule 10b-18(a)(3) under the Exchange Act.

Period	Total Number of Shares Purchased	Average Price Paid per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Approximate Dollar Value that May Yet Be Purchased Under the Plans or Programs (b)
October 1, 2012 - October 31, 2012	15,752	$ 57.29	15,752	$ 35,933,289
November 1, 2012 - November 30, 2012	85,208	$ 52.86	69,977	$ 57,238,452
December 1, 2012 - December 31, 2012	55,023	$ 55.74	48,587	$ 54,520,480
Total	155,983	$ 54.32	134,316	$ 54,520,480

(a) Average price paid per share excludes commissions.

(b) On November 6, 2012, our Board of Directors increased the authority under our current share and debt repurchase plan by $25.0 million and extended the date to execute the program to December 31, 2014 from December 31, 2012.

The following graph shows the percentage change in cumulative total shareholder return on our common stock over the five years ending December 31, 2012. The return is measured by dividing the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment during the periods presented and (B) the difference between our share price at the end and the beginning of the periods presented by the share price at the beginning of the periods presented. The graph demonstrates cumulative total returns for Infinity, the Center for Research in Security Prices ("CRSP") Total Return Index for NASDAQ U.S. Index, and the CRSP Total Return Index for the NASDAQ Insurance Stocks (SIC 6330-6339 U.S. Fire, Marine and Casualty Insurance Company) from December 31, 2007 through December 31, 2012.

Cumulative Total Return as of December 31, 2012


200
180
160
140
120
100
80
60
40
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
IPCC
NASDAQ Index
NASDAQ Insurance Stocks

(Assumes a $100 investment at the close of trading on December 31, 2007)

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
IPCC	100.00	130.64	115.06	176.94	164.56	171.59
NASDAQ U.S. Index	100.00	61.17	87.93	104.13	104.69	123.85
NASDAQ Insurance Stocks	100.00	92.63	96.74	108.93	113.45	133.04

INFINITY PROPERTY AND CASUALTY CORPORATION 10-K

ITEM 6
Selected Financial Data

(in thousands, except per share data)	2012	2011	2010	2009	2008
Gross written premium	$ 1,254,929	$1,082,466	$ 952,426	$ 848,816	$ 896,902
Net written premium	1,247,198	1,075,976	946,869	843,869	892,090
Net written premium growth	15.9%	13.6%	12.2%	(5.4)%	(12.0)%
Net premium earned	1,184,090	1,019,060	905,919	848,391	922,451
Total revenues	1,249,633	1,072,616	961,276	883,424	930,918
Loss & LAE ratio	79.6%	75.3%	67.0%	66.5 %	70.3 %
Underwriting ratio	21.1%	22.7%	22.7%	21.9 %	22.1 %
Combined ratio	100.7%	98.0%	89.7%	88.4 %	92.4 %
Net earnings	$ 24,319	$ 41,833	$ 91,062	$ 70,946	$ 19,781
Net earnings per diluted share	$ 2.04	$ 3.37	$ 6.91	$ 5.12	$ 1.26
Return on average common shareholders' equity	3.7%	6.4%	14.4%	12.5 %	3.6 %
Cash and investments	$ 1,560,116	$1,308,684	$ 1,283,624	$1,285,831	$1,190,962
Total assets	2,303,593	1,930,371	1,846,200	1,800,630	1,733,909
Unpaid losses and LAE	572,894	495,403	477,833	509,114	544,756
Debt outstanding	275,000	194,810	194,729	194,651	199,567
Total liabilities	1,647,351	1,268,582	1,191,173	1,188,167	1,214,627
Shareholders' equity	656,242	661,789	655,027	612,463	519,282
Cash dividend per common share	$ 0.90	$ 0.72	$ 0.56	$ 0.48	$ 0.44
Common shares outstanding	11,605	11,807	12,469	13,497	14,146
Book value per common share	$ 56.55	$ 56.05	$ 52.53	$ 45.38	$ 36.71
Ratios:					
Debt to total capital	29.5%	22.7%	22.9%	24.1 %	27.8 %
Debt to tangible capital	32.1%	24.9%	25.1%	26.6 %	31.0 %
Interest coverage	2.7	6.0	12.8	11.1	6.0

ITEM 7
Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations

INDEX TO MD&A

See "Cautionary Statement Regarding Forward-Looking Statements" on page 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2012 our gross written premium grew 15.9%. Approximately 99% of this growth came from California and Florida, our two most profitable states. Premiums fell in three of the seven Focus States during 2012 as a result of our efforts to improve profitability through rate increases and more restrictive underwriting. See *Results of Operations – Underwriting – Premium* for a more detailed discussion of our gross written premium growth.

Net earnings and diluted earnings per share for the year ended December 31, 2012 were $24.3 million and $2.04, respectively, compared to $41.8 million and $3.37, respectively, for 2011. The decrease in diluted earnings per share for the year ended December 31, 2012 is primarily due to an increase in unfavorable loss reserve development in 2012, deterioration in our accident year combined ratio from 97.6% at December 31, 2011 to 99.3% at December 31, 2012 and a $13.6 million pre-tax loss on the redemption of our long-term debt.

Included in net earnings for the year ended December 31, 2012 was $10.5 million ($16.2 million pre-tax) of unfavorable development on prior accident year loss and LAE reserves. This compares to $2.9 million ($4.5 million pre-tax) of unfavorable development for 2011. The following table displays GAAP combined ratio results by accident year developed through December 31, 2012.

	Accident Year Combined Ratio Developed Through					Prior Accident Year Favorable (Unfavorable) Development		Prior Accident Year Favorable (Unfavorable) Development (in millions)	
Accident Year	Dec. 2011 (as adjusted)	Mar. 2012	June 2012	Sep. 2012	Dec. 2012	Q4 2012	YTD 2012	Q4 2012	YTD 2012
Prior								$ 1.7	$ 0.6
2005	87.8%	87.8%	87.8%	87.8%	87.8%	0.0 %	0.0 %	0.0	0.1
2006	90.4%	90.3%	90.3%	90.3%	90.4%	(0.1)%	0.1 %	(0.7)	0.7
2007	92.7%	92.5%	92.5%	92.5%	92.3%	0.2 %	0.4 %	1.6	4.0
2008	91.7%	91.6%	91.5%	91.5%	91.6%	0.0 %	0.2 %	(0.3)	1.6
2009	92.9%	92.7%	92.6%	92.6%	92.6%	0.0 %	0.3 %	0.0	2.6
2010	99.4%	99.8%	99.6%	99.5%	99.5%	(0.1)%	(0.1)%	(0.6)	(1.1)
2011	97.6%	97.9%	98.3%	98.9%	100.0%	(1.1)%	(2.4)%	(10.8)	(24.7)
								$ (9.1)	$ (16.2)

Recent accident years are less developed than prior years and must be interpreted with caution. However, the upward trend in recent accident period combined ratios compared to prior periods reflects an increase in new business during those periods. Our new business combined ratios typically run 20 to 30 points higher than renewal business combined ratios due to higher commission and acquisition expenses as well as typically higher loss ratios. See *Results of Operations – Underwriting – Profitability* for a more detailed discussion of our underwriting results.

Our book value per share increased 0.9% from $56.05 at December 31, 2011 to $56.55 at December 31, 2012. This increase was primarily due to earnings, net of shareholder dividends, during 2012.

Critical Accounting Policies

(See Note 1- Significant Reporting and Accounting Policies of the Notes to Consolidated Financial Statements)

The preparation of financial statements requires management to make estimates and assumptions that can have a significant effect on amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and thus impact amounts reported in the future. We believe that the establishment of insurance reserves, the determination of "other-than-temporary" impairment on investments, accruals for litigation and goodwill are the areas where the degree of judgment required to determine amounts recorded in the financial statements makes the accounting policies critical.

Insurance Reserves

Insurance reserves, or unpaid losses and LAE, are our best estimate of the ultimate amounts that will be paid for (i) all claims that have been reported up to the date of the current accounting period but have not yet been paid, (ii) all claims that have occurred but have not yet been reported to us ("incurred but not reported" or "IBNR"), and (iii) unpaid claim settlement expenses.

We establish IBNR reserves for the quarter and year-end based on a quarterly reserve analysis by our actuarial staff. We apply various standard actuarial tests to subsets of the business at a state, product and coverage level. Included in the analyses are the following:

- Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses;
- Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred loss development to predict ultimate average frequency (i.e. claims count per auto insured) or ultimate average severity (cost of claim per claim) and
- Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred losses and claim counts to estimate ultimate paid losses and claim counts. We base our selection of factors on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. This estimation of IBNR requires selection of hundreds of such factors. We then select a single point estimate for the subset evaluated from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment.

Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. We estimate liabilities for the costs of losses and LAE for both reported and unreported (IBNR) claims based on historical trends in the following areas adjusted for deviations in such trends:

- Claims settlement and payment practices;
- Business mix;
- Coverage limits and deductibles;
- Inflation trends in auto repair and medical costs and
- Legal and regulatory trends affecting claims settlements.

When possible, we make quantitative and qualitative modifications to, or selections of, such factors where deviations from historical trends in these key areas exist. We analyze the adequacy of reserves using actuarial data and analytical reserve development techniques, including projections of ultimate paid losses, to determine the ultimate amount of reserves. The list of historical trends provided above are non-exhaustive examples of major factors that we take into account in developing these estimates.

We review loss reserve adequacy quarterly by accident year at a state and coverage level. We adjust reserves as additional information becomes known. We reflect such adjustments in current year operations.

During each quarterly review by the internal actuarial staff, using the additional information obtained with the passage of time, factor selections are updated, which in turn adjust the ultimate loss estimates and held IBNR reserves for the subset of the business and accident periods affected by such updates. The actuarial staff also performs various tests to estimate ultimate average severity and frequency of claims. Severity represents the average cost per claim and frequency represents the number of claims per policy. As an overall review, the staff then evaluates for reasonableness loss and LAE ratios by accident year by state and by coverage.

Factors that can significantly affect actual frequency include, among others, changes in weather, driving patterns or trends and class of driver. Changes in claims settlement and reserving practices can affect estimates of average frequency and severity. Auto repair and medical cost inflation, jury awards and changes in policy limit profiles can affect loss severity. Estimation of LAE reserves is subject to variation from factors such as the use of outside adjusters, frequency of lawsuits, claims staffing and experience levels.

We believe that our relatively low average policy limit and concentration on the nonstandard auto driver classification help stabilize fluctuations in frequency and severity. For example, approximately 83% of our policies include only the state-mandated minimum policy limits for bodily injury, which somewhat mitigates the challenge of estimating average severity. These low limits tend to reduce the exposure of the loss reserves on this coverage to medical cost inflation on severe injuries since the minimum policy limits will limit the total payout.

Ultimate loss estimates, excluding extra-contractual obligation ("ECO") losses, usually experience the greatest adjustment within the first twelve to eighteen months after the accident year. Accordingly, the highest degree of uncertainty is associated with reserves for the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled, and we must estimate these elements as of the current reporting date. The proportion of losses with these characteristics typically diminishes in subsequent years.

As compared with loss and LAE reserves held at December 31, 2012, our best estimate of reserve ranges using indicated results from utilized estimates of loss and LAE could range from a deficiency of 8% or $42.4 million to a redundancy of 7% or $41.2 million. These ranges do not present a forecast of future redundancy or deficiency since actual development of future losses on current loss reserves may vary materially from those estimated in the year-end 2012 reserve tests. Reserves recorded are our best estimate of the ultimate amounts that will be paid.

As noted above, the highest degree of uncertainty is associated with reserves in the first twelve to eighteen months. The following table displays the accident year combined ratios as developed through December 31, 2012 for the four most recent accident years along with the potential combined ratios based on the low and high outcomes of the loss and LAE tests utilized:

	Combined Ratios Developed Through December 31, 2012		
Accident year	**Low**	**As Reported**	**High**
2009	92.5%	92.6%	92.8%
2010	99.0%	99.5%	99.8%
2011	99.4%	100.0%	100.6%
2012	97.1%	99.3%	101.9%

ECO losses represent estimates of losses incurred from actual or threatened litigation by claimants alleging improper handling of claims by us, which are commonly known as "bad faith" claims. Oftentimes, the onset of such litigation, subsequent discovery, settlement discussions, trial and appeal may occur several years after the date of the original claim. Because of the infrequent nature of such claims, we accrue a liability for each case based on the facts and circumstances in accordance with the Loss Contingency topic of the FASB Accounting Standards Codification, which requires that such loss be probable and estimable. As such, no reserve is permissible for IBNR for threatened litigation yet to occur on accidents with dates prior to the balance sheet date. Consequently, the effect of setting accruals for such items likely will result in unfavorable reserve development in the following reserve table.

Calendar year losses incurred for ECO losses, net of reinsurance, over the past five calendar years have ranged from $0.3 million to $18.6 million, averaging $4.3 million per year. Gross of reinsurance, ECO losses have ranged from $0.3 million to $21.1 million, averaging $4.8 million over the past five calendar years. Losses for 2012, 2011 and 2010 have been $1.7 million, $0.8 million and $0.3 million, respectively.

The following tables present the development of our loss reserves, net of reinsurance, on a GAAP basis for the calendar years 2002 through 2012. The top line of each table shows the estimated liability for unpaid losses and LAE recorded at the balance sheet date for the indicated years. The next line, captioned Liability for unpaid losses and LAE - as re-estimated at December 31, 2012, shows the re-estimated liability as of December 31, 2012. The remainder of the table presents intervening development as percentages of the initially estimated liability. Additional information and experience in subsequent years results in development. The middle line shows a cumulative deficiency (redundancy) which represents the aggregate percentage increase (decrease) in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods as a percentage of the original loss reserve liability.

These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative deficiency (redundancy), note that each percentage includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on these tables.

(in millions)	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Liability for unpaid losses & LAE:											
As originally estimated	$ 719	$ 708	$ 669	$ 610	$ 568	$ 590	$ 524	$ 491	$ 461	$ 481	$ 559
As re-estimated at December 31, 2012	799	710	610	510	462	470	396	398	457	497	N/A
Liability re-estimated:											
One year later	103.2%	99.2 %	97.5 %	94.9 %	97.6 %	95.0 %	87.5 %	85.0 %	101.0 %	103.4%	
Two years later	107.1%	100.3 %	94.2 %	91.6 %	91.3 %	86.5 %	78.7 %	83.0 %	99.2 %		
Three years later	108.5%	99.6 %	93.7 %	89.1 %	85.2 %	81.7 %	76.8 %	81.0 %			
Four years later	108.4%	100.2 %	93.7 %	85.6 %	82.4 %	80.5 %	75.5 %				
Five years later	109.6%	101.5 %	91.9 %	84.0 %	81.7 %	79.6 %					
Six years later	111.6%	100.6 %	91.2 %	83.8 %	81.5 %						
Seven years later	111.1%	100.3 %	91.2 %	83.7 %							
Eight years later	111.0%	100.5 %	91.1 %								
Nine years later	111.2%	100.4 %									
Ten years later	111.1%										
Cumulative deficiency (redundancy)	11.1%	0.4 %	(8.9)%	(16.4)%	(18.6)%	(20.4)%	(24.5)%	(19.0)%	(0.9)%	3.4%	N/A
Cumulative deficiency (redundancy) excluding ECO losses	3.1%	(8.2)%	(17.1)%	(23.0)%	(24.4)%	(24.2)%	(24.8)%	(19.5)%	(1.3)%	3.0%	N/A
Cumulative paid as of:											
One year later	50.3%	48.4 %	52.6 %	50.3 %	48.4 %	54.6 %	46.8 %	48.2 %	62.5 %	64.5%	
Two years later	77.1%	75.8 %	72.6 %	66.5 %	69.1 %	67.4 %	61.0 %	65.9 %	81.1 %		
Three years later	94.3%	87.7 %	80.1 %	77.4 %	74.8 %	72.9 %	67.9 %	72.7 %			
Four years later	101.5%	91.6 %	87.3 %	79.9 %	77.4 %	75.8 %	70.9 %				
Five years later	103.7%	97.4 %	88.5 %	81.1 %	78.8 %	77.1 %					
Six years later	108.8%	98.2 %	89.3 %	81.7 %	79.5 %						
Seven years later	109.3%	98.7 %	89.7 %	82.3 %							
Eight years later	109.7%	99.0 %	90.1 %								
Nine years later	110.0%	99.3 %									
Ten years later	108.7%										

The following table presents a reconciliation of our net liability to the gross liability for unpaid losses and LAE (in millions):

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
As originally estimated											
Net liability shown above	$ 719	$ 708	$ 669	$ 610	$ 568	$ 590	$ 524	$ 491	$ 461	$ 481	$ 559
Add reinsurance recoverables	33	32	27	15	28	28	21	18	17	15	14
Gross liability	$ 752	$ 740	$ 696	$ 625	$ 595	$ 618	$ 545	$ 509	$ 478	$ 495	$ 573
As re-estimated at											
December 31, 2012											
Net liability shown above	$ 799	$ 710	$ 610	$ 510	$ 462	$ 470	$ 396	$ 398	$ 457	$ 497	N/A
Add reinsurance recoverables	76	58	48	38	32	31	26	22	18	15	N/A
Gross liability	$ 876	$ 768	$ 658	$ 548	$ 495	$ 501	$ 421	$ 421	$ 475	$ 512	N/A
Gross cumulative deficiency (redundancy)	16.4%	3.8 %	(5.5)%	(12.3)%	(16.9)%	(19.0)%	(22.7)%	(17.4)%	(0.6)%	3.4%	N/A
Gross cumulative deficiency (redundancy) excluding ECO losses	6.3%	(6.9)%	(15.7)%	(19.9)%	(23.2)%	(23.1)%	(23.0)%	(17.9)%	(1.1)%	3.1%	N/A

We find it useful to evaluate accident year loss and LAE ratios by calendar year to monitor reserve development. The following table presents, by accident year, loss and LAE ratios (including IBNR):

	Accident Year Loss and LAE Ratios Through Calendar Year End									
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Accident Year										
2003	78.1%	73.2%	72.9%	72.3%	71.7%	70.9%	70.5%	70.4%	70.3%	70.3%
2004		71.0%	68.2%	66.3%	65.4%	64.3%	63.7%	63.4%	63.3%	63.3%
2005			70.5%	69.6%	67.8%	66.2%	65.2%	64.8%	64.6%	64.6%
2006				70.3%	71.0%	68.9%	67.4%	66.8%	66.5%	66.4%
2007					71.9%	72.5%	71.0%	69.8%	69.5%	69.1%
2008						73.5%	71.9%	69.9%	69.6%	69.4%
2009							74.2%	71.0%	71.0%	70.7%
2010								75.1%	76.7%	76.8%
2011									74.9%	77.3%
2012										78.2%

The following table summarizes the effect on each calendar year of reserve re-estimates, net of reinsurance, for each of the accident years presented. The total of each column details the amount of reserve re-estimates made in the indicated calendar year and shows the accident years to which the re-estimates are applicable. Favorable reserve re-estimates are in parentheses.

Calendar Year Impact of Reserve Development by Accident Year

(in millions)	2004	2005	2006	2007	2008	2009	2010	2011	2012
Accident year									
Prior	$ 29	$ 9	$ (1)	$ 9	$ 14	$ (3)	$ (1)	$ 2	$ (1)
2003	(34)	(2)	(4)	(4)	(5)	(3)	(1)	(0)	(0)
2004		(24)	(17)	(8)	(9)	(6)	(3)	(1)	0
2005			(9)	(17)	(15)	(10)	(4)	(2)	(0)
2006				7	(21)	(14)	(6)	(3)	(1)
2007					6	(16)	(12)	(3)	(4)
2008						(15)	(19)	(3)	(2)
2009							(28)	0	(3)
2010								14	1
2011									25
Total	$ (5)	$ (17)	$ (31)	$ (13)	$ (29)	$ (65)	$ (74)	$ 5	$ 16

During calendar year 2012, we experienced $16.2 million of unfavorable development, primarily due to increases in severities in both bodily injury coverage in California and personal injury protection coverage in Florida related to accident year 2011.

During calendar year 2011, we experienced $4.5 million of unfavorable development, primarily due to an increase in severity in Florida personal injury protection coverage related to accident year 2010.

During calendar year 2010, we experienced $73.9 million of favorable reserve development primarily from loss and LAE reserves relating to bodily injury coverage in the California, Connecticut, Florida and Pennsylvania nonstandard programs as well as in the Commercial Vehicle program.

Other-than-Temporary Losses on Investments

The determination of whether unrealized losses on investments are "other-than-temporary" requires judgment based on subjective as well as objective factors. We consider the following factors and resources:

- whether the unrealized loss is credit-driven or a result of changes in market interest rates;
- the length of time the security's market value has been below its cost;
- the extent to which fair value is less than cost basis;
- the intent to sell the security;
- whether it is more likely than not that there will be a requirement to sell the security before its anticipated recovery;
- historical operating, balance sheet and cash flow data contained in issuer SEC filings;
- issuer news releases;
- near-term prospects for improvement in the issuer and/or its industry;
- industry research and communications with industry specialists and
- third-party research and credit rating reports.

We regularly evaluate our investment portfolio for potential impairment by evaluating each security position that has any of the following: a fair value of less than 95% of our book value, an unrealized loss that equals or exceeds $100,000 or one or more impairment charges recorded in the past. In addition, we review positions held related to an issuer of a previously impaired security. The process of evaluation includes assessments of each item listed above. Since accurately predicting if or when a specific security will become other-than-temporarily impaired is not possible, total impairment charges could be material to the results of operations in a future period.

For fixed maturity securities that are other-than-temporarily impaired, we assess our intent to sell and the likelihood that we will be required to sell the security before recovery of our amortized cost. If a fixed maturity security is considered other-than-temporarily impaired but we do not intend to and will not more than likely be required to sell the security before our recovery to amortized cost, the amount of the impairment is separated into a credit loss component and the amount due to all other factors. The excess of the amortized cost over the present value of the expected cash flows determines the credit loss component of an impairment charge on a fixed maturity security. The present value is determined using the best estimate of cash flows discounted at (1) the effective interest rate implicit at the date of acquisition for non-structured securities or (2) the book yield for structured securities. The techniques and assumptions for determining the best estimate of cash flows vary depending on the type of security. We recognize the credit loss component of an impairment charge in net earnings and the non-credit component in accumulated other comprehensive income. If we intend to sell or will, more likely than not, be required to sell a security, the entire amount of the impairment is treated as a credit loss.

Accruals for Litigation

We continually evaluate potential liabilities and reserves for litigation using the criteria established by the Loss Contingency topic of the FASB Accounting Standards Codification. Under this guidance, we may only record reserves for loss if the likelihood of occurrence is probable and the amount is reasonably estimable. We consider each legal action and record reserves for losses in accordance with this guidance. We believe the current assumptions and other considerations used to estimate potential liability for litigation are appropriate. Certain claims and legal actions have been brought against us for which, under the rules described above, no loss has been accrued. While it is not possible to know with certainty the ultimate outcome of these claims or lawsuits, we do not expect them to have a material effect on our financial condition or liquidity. See Note 13 - Legal and Regulatory Proceedings of the Notes to Consolidated Financial Statements for a discussion of our material Legal Proceedings.

Goodwill

In accordance with the Goodwill topic of the FASB Accounting Standards Codification, we perform impairment test procedures for goodwill on an annual basis. These procedures require us to calculate the fair value of goodwill, compare the result to our carrying value and record the amount of any shortfall as an impairment charge.

We performed this test as of October 1, 2012 using a variety of methods, including estimates of future discounted cash flows and comparisons of our market value to that of our major competitors. Our cash flow projections rely on assumptions that are subject to uncertainty, including premium growth, loss and LAE ratios, interest rates and capital requirements.

The October 1, 2012 test results indicated that the fair value of our goodwill exceeded our carrying value and therefore no impairment charge was required at that date. Additionally, there was no indication of impairment at December 31, 2012.

Liquidity and Capital Resources

Ratios

The National Association of Insurance Commissioners' ("NAIC") model law for risk-based capital ("RBC") provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2012, the capital ratios of all our insurance subsidiaries exceeded the RBC requirements.

Sources of Funds

We are a holding company and our insurance subsidiaries conduct our operations. Accordingly, we will have continuing cash needs for administrative expenses, the payment of interest on borrowings, shareholder dividends, share repurchases and taxes.

Funds to meet expenditures at the holding company come primarily from dividends from the insurance subsidiaries as well as cash and investments held by the holding company. The ordinary dividend capacity and payment activity of our insurance companies for the two most recent years as well as the dividend capacity for the upcoming year are shown in the following table (in thousands):

	2013	2012	2011
Maximum ordinary dividends available to Infinity	$ 60,770	$ 53,121	$ 96,000
Dividends paid from subsidiaries to parent	N/A	425	14,250

As of December 31, 2012, the holding company had $141.9 million of cash and investments net of $45.6 million payable for fixed income securities and treasury stock purchased in the normal course of business during 2012 that had not settled at December 31, 2012. In 2012, in order to support the premium growth in our insurance subsidiaries, we contributed net capital in the form of cash and investments of $49.6 million. In 2013, our insurance subsidiaries may pay us up to $60.8 million in ordinary dividends without prior regulatory approval. Rating agency capital requirements, among other factors, will be considered when determining the actual amount of dividends paid in 2013.

Our insurance subsidiaries generate liquidity to satisfy their obligations, primarily by collecting and investing premium in advance of paying claims. Our insurance subsidiaries had positive cash flow from operations of approximately $175.3 million in 2012, $72.4 million in 2011 and $73.3 million in 2010. In addition, to satisfy their obligations, our insurance subsidiaries generate cash from maturing securities from their combined $1.3 billion portfolio.

In September 2012, we issued $275 million principal of senior notes due September 2022 (the "5.0% Senior Notes"). The 5.0% Senior Notes accrue interest at 5.0%, payable semiannually each March and September. The majority of the proceeds from this issuance were used to redeem the 5.5% Senior Notes. On October 17, 2012, we fully redeemed the $195.0 million outstanding principal of 5.5% Senior Notes due 2014 at a price of 106.729%, or $208.1 million plus accrued interest of $1.8 million. Refer to Note 4 to the Consolidated Financial Statements for more information on our long-term debt.

In August 2011, we renewed our agreement for a $50 million three-year revolving credit facility (the "Credit Agreement") that requires us to meet certain financial and other covenants. We are currently in compliance with all covenants under the Credit Agreement. At December 31, 2012, there were no borrowings outstanding under the Credit Agreement.

In August 2010, we filed a "shelf" registration statement with the Securities and Exchange Commission for $300.0 million, which will allow us to sell any combination of senior or subordinated debt securities, common stock, preferred stock, warrants, depositary shares and units in one or more offerings should we choose to do so in the future. We conducted a shelf take-down of $275.0 million in conjunction with the issuance of the 5.0% Senior Notes and $25.0 million of capacity remains at December 31, 2012.

Uses of Funds

In February 2013, we increased our quarterly dividend to $0.30 per share from $0.225 per share. At this current amount, our 2013 annualized dividend payments will be approximately $13.9 million.

On August 3, 2010 our Board of Directors adopted a share and debt repurchase program set to expire on December 31, 2011. On August 2, 2011, our Board of Directors increased the authority under this program by $50.0 million and extended the date to execute the program to December 31, 2012. On November 6, 2012, our Board of Directors again increased the authority under this share and debt repurchase plan by $25.0 million and extended the date to execute the program to December 31, 2014. During 2012, we repurchased 340,334 shares at an average cost, excluding commissions, of $54.84. As of December 31, 2012, we had $54.5 million of authority remaining under this program.

We believe that cash balances, cash flows generated from operations or borrowings, and maturities and sales of investments are adequate to meet our future liquidity needs and those of our insurance subsidiaries.

Contractual Obligations

Our contractual obligations and those of our insurance subsidiaries as of December 31, 2012, were (in thousands):

Due in:	Long-Term Debt & Interest	Operating Leases	Capital Leases	Loss and LAE Reserves (a)	Post-retirement Benefit Payments (b)	Total
2013	$ 13,750	$ 8,968	$ 976	$ 349,270	$ 315	$ 373,279
2014-2015	27,500	17,028	1,606	162,929	696	$ 209,759
2016-2017	27,500	7,533	288	35,099	785	$ 71,205
2018 and after	343,750	3,793	0	25,596	2,474	$ 375,613
Total	$ 412,500	$ 37,322	$ 2,870	$ 572,894	$ 4,270	$ 1,029,857

(a) We base the payout pattern for reserves for losses and LAE upon historical payment patterns and they do not represent actual contractual obligations. The timing and amounts ultimately paid will vary from these estimates, as discussed above under "Critical Accounting Policies" and in Note 1- Significant Reporting and Accounting Policies of the Notes to Consolidated Financial Statements.

(b) The payments for post-retirement benefits do not represent actual contractual obligations. The payments presented represent the best estimate of future contributions.

Investments

General

Our Investment Committee, which is composed exclusively of independent directors, has approved our investment guidelines. The guidelines specifically address overall investment objectives, permissible assets, prohibited assets, permitted exceptions to the guidelines and credit quality.

We engage three unaffiliated money managers for our fixed income portfolio and we own a Vanguard exchange-traded fund designed to track the FTSE Global All Cap Index for our equity portfolio. The investment managers conduct, in accordance with our investment guidelines, all of our investment purchases and sales. Our Chief Financial Officer and the Investment Committee, at least quarterly, review the performance of the money managers and compliance with our investment guidelines. National banks unaffiliated with the money managers maintain physical custody of securities.

Our consolidated investment portfolio at December 31, 2012 contained $1.3 billion in fixed maturity securities and $73.1 million in equity securities, all carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders' equity on an after-tax basis. At December 31, 2012, we had pre-tax net unrealized gains of $43.8 million on fixed maturities and pre-tax net unrealized gains of $3.1 million on equity securities. Combined, the pre-tax net unrealized gain declined by $6.9 million for the twelve months ended December 31, 2012.

Approximately 92.4% of our fixed maturity portfolio at December 31, 2012 was rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies. The average credit rating of our fixed maturity portfolio was AA- at December 31, 2012. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade. We believe that a high quality investment portfolio is more likely to generate stable and predictable investment returns.

Since we carry all of these securities at fair value in the Consolidated Balance Sheets, there is virtually no effect on liquidity or financial condition upon the sale and ultimate realization of unrealized gains and losses. The average duration of our fixed maturity portfolio was 3.0 years at December 31, 2012.

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

Level 1 securities are U.S. Treasury securities, an exchange-traded fund and equity securities held in a rabbi trust. Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Level 3 securities are comprised of (i) securities for which there is no active or inactive market for similar instruments, (ii) securities whose fair value is determined based on unobservable inputs and (iii) securities that nationally recognized statistical rating organizations do not rate.

A third party nationally recognized pricing service provides the fair value of securities in Level 2. We periodically review the third party pricing methodologies used by our primary independent pricing service to verify that prices are determined in accordance with fair value guidance in U.S. GAAP, including the use of observable market inputs, and to ensure that assets are properly classified in the fair value hierarchy.

Further, for all Level 2 securities, we compare the market price from the primary independent third party pricing service that is used to value the security with market prices from recent sales activity or, for those securities with no recent sales activity, with prices from another independent third party pricing service or non-binding broker quotes. This comparison is performed in order to determine if the price obtained from the primary independent pricing service is a reasonable price to use in our financial statements. We made no adjustments to the prices obtained from the primary independent pricing service as a result of this comparison.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summarized information for our investment portfolio at December 31, 2012 follows (in thousands):

	Amortized Cost	Fair Value	% of Total Fair Value
Fixed maturities:			
U.S. government and agencies:			
U.S. government	$ 83,320	$ 85,537	6.1%
Government-sponsored enterprises	21,401	22,140	1.6%
Total U.S. government and agencies	104,721	107,678	7.7%
State and municipal	438,367	457,113	32.8%
Mortgage-backed, CMOs and asset-backed:			
Residential mortgage-backed securities	275,668	281,907	20.2%
Commercial mortgage-backed securities	13,023	13,768	1.0%
Collateralized mortgage obligations:			
Planned asset class	11,100	11,360	0.8%
Sequentials	6,575	6,727	0.5%
Whole loan	1,172	1,221	0.1%
Total CMO	18,847	19,307	1.4%
Asset-backed securities ("ABS"):			
Auto loans	53,407	53,759	3.9%
Credit card receivables	18,024	17,948	1.3%
Equipment Leases	6,885	6,903	0.5%
Home equity	505	526	0.0%
Miscellaneous	110	121	0.0%
Total ABS	78,931	79,257	5.7%
Total mortgage-backed, CMOs and asset-backed	386,469	394,239	28.3%
Corporates			
Investment grade	252,823	262,301	18.8%
Non-investment grade	95,671	100,496	7.2%
Total corporates	348,494	362,797	26.0%
Total fixed maturities	1,278,051	1,321,828	94.8%
Equity securities	69,992	73,106	5.2%
Total investment portfolio	$ 1,348,042	$ 1,394,934	100.0%

The following table presents the returns, gross of investment expenses, of our investment portfolios based on quarterly investment balances as reflected in the financial statements.

	Twelve months ended December 31,		
	2012	2011	2010
Return on fixed income securities:			
Excluding realized gains and losses	3.0%	3.5%	3.8%
Including realized gains and losses	3.8%	4.0%	4.6%
Return on equity securities:			
Excluding realized gains and losses	4.1%	2.7%	2.8%
Including realized gains and losses	44.5%	13.3%	5.7%
Return on all investments:			
Excluding realized gains and losses	3.1%	3.5%	3.7%
Including realized gains and losses	4.9%	4.2%	4.6%

Receivable for Securities Sold

The $48.5 million balance in receivable for securities sold at December 31, 2012 represents fixed income securities sold in the normal course of business during 2012 that had not settled at December 31, 2012.

The $1.2 million balance in receivable for securities sold at December 31, 2011 represents fixed income securities sold in the normal course of business during 2011 that had not settled at December 31, 2011.

Payable for Securities Purchased

The $132.4 million balance in payable for securities purchased at December 31, 2012 represents fixed income securities and treasury stock purchased in the normal course of business during 2012 that had not settled at December 31, 2012.

The $10.8 million balance in payable for securities purchased at December 31, 2011 represents fixed income securities and treasury stock purchased in the normal course of business during 2011 that had not settled at December 31, 2011.

Exposure to Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio, which is exposed primarily to interest rate risk and credit risk and, to a lesser extent, equity price risk.

Changes in market interest rates directly affect the fair value of our fixed maturity portfolio. Generally, the fair value of fixed-income investments moves inversely with movements in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. We strive to maintain a "laddered" portfolio, with maturities and prepaid principal spread across the maturity spectrum. This portfolio composition allows flexibility in reacting to fluctuations of interest rates. In addition, higher market rates available for new funds available for investment partially mitigate the risk of loss in fair value. We manage the portfolios of our insurance companies to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

Interest Rate Risk

The fair values of our fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in fair values of those instruments. Additionally, the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions may affect fair values of interest rate sensitive instruments.

The following table summarizes the estimated effects of hypothetical increases and decreases in interest rates resulting from parallel shifts in market yield curves on our fixed maturity portfolio and long-term debt. We assume that we will realize the effects immediately upon the change in interest rates. The hypothetical changes in market interest rates do not reflect best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these reasons, actual results might differ from those reflected in the table.

	Sensitivity to Instantaneous Interest Rate Changes (basis points)						
(in thousands)	**(200)**	**(100)**	**(50)**	**—**	**50**	**100**	**200**
Fair value of fixed maturity portfolio	$ 1,395,339	$ 1,360,197	$ 1,341,441	$ 1,321,828	$ 1,300,841	$ 1,278,764	$ 1,232,249
Fair value of long-term debt	337,797	312,196	300,267	288,879	278,007	267,626	248,239

The following table provides information about our fixed maturity investments at December 31, 2012, which are sensitive to interest rate risk. The table shows expected principal cash flows by expected maturity date for each of the five subsequent years and collectively for all years thereafter. Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. MBS and sinking fund issues are included based on maturity year adjusted for expected payment patterns.

(in thousands)	Expected Principal Cash Flows			
	MBS, CMO and ABS only	Excluding MBS, CMO and ABS	Total	Maturing Book Yield
For the twelve months ending December 31,				
2013	$ 102,690	$ 68,379	$ 171,069	2.8%
2014	81,382	110,212	191,593	2.7%
2015	54,458	153,081	207,540	3.0%
2016	35,377	158,675	194,052	2.9%
2017	25,474	168,384	193,857	2.7%
Thereafter	71,060	185,056	256,116	2.8%
Total	$ 370,441	$ 843,787	$ 1,214,228	2.8%

The cash flows presented take into consideration historical relationships of market yields and prepayment rates. However, the actual prepayment rate may differ from historical trends resulting in actual principal cash flows that differ from those presented above.

Credit Risk

We manage credit risk by diversifying our portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. The largest investment in any one fixed income security, excluding U.S. government and agencies securities, is $8.4 million or 0.6% of the fixed income investment portfolio. The top five investments in fixed income securities, excluding those issued by the U.S. government and its agencies, make up 2.5% of the fixed income portfolio. The fair value of non-performing fixed maturities, securities that have not produced their stated rate of investment income during the previous twelve months, was $0.1 million or less than 0.1% of the $1.3 billion fixed portfolio as of December 31, 2012.

We categorize securities by rating based upon ratings issued by Moody's, Standard & Poor's or Fitch, where available. If all three ratings are available but not equivalent, we exclude the lowest rating and the lower of the remaining ratings is used. If ratings are only available from two agencies, the lowest is used. This methodology is consistent with that used by the major bond indices. State and municipal bond ratings presented are underlying ratings without regard to any insurance.

The following table presents the credit rating and fair value (in thousands) of our fixed maturity portfolio by major security type:

	Rating						
	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
U.S. government and agencies	$104,220	$ 3,458	$ 0	$ 0	$ 0	$ 107,678	8.1%
State and municipal	36,826	288,195	132,092	0	0	457,113	34.6%
Mortgage-backed, asset-backed and CMO	383,544	6,671	4,025	0	0	394,239	29.8%
Corporates	0	21,328	139,175	101,799	100,496	362,797	27.4%
Total fair value	$524,589	$319,651	$275,293	$101,799	$100,496	$1,321,828	100.0%
% of total fair value	39.7%	24.2%	20.8%	7.7%	7.6%	100.0%	

The following table presents the credit rating and fair value of our residential mortgage-backed securities at December 31, 2012 by deal origination year (in thousands):

	Rating						
Deal Origination Year	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
2002	$ 324	$ 0	$ 0	$ 0	$ 0	$ 324	0.1%
2003	1,397	0	0	0	0	1,397	0.5%
2004	3,648	0	0	0	0	3,648	1.3%
2005	1,889	0	0	0	0	1,889	0.7%
2006	4,637	0	0	0	0	4,637	1.6%
2007	4,341	0	0	0	0	4,341	1.5%
2008	13,455	0	0	0	0	13,455	4.8%
2009	43,127	0	0	0	0	43,127	15.3%
2010	61,199	0	0	0	0	61,199	21.7%
2011	42,787	0	0	0	0	42,787	15.2%
2012	105,103	0	0	0	0	105,103	37.3%
Total fair value	$281,907	$ 0	$ 0	$ 0	$ 0	$281,907	100.0%
% of total fair value	100.0%	0.0%	0.0%	0.0%	0.0%	100.0%	

Management's Discussion and Analysis of Financial Condition and Results of Operations

All of the $281.9 million of residential mortgage-backed securities were issued by government-sponsored enterprises ("GSE").

The following table presents the credit rating and fair value of our commercial mortgage-backed securities at December 31, 2012 by deal origination year (in thousands):

	Rating						
Deal Origination Year	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
2004	$ 3,652	$ 0	$ 0	$ 0	$ 0	$ 3,652	26.5%
2005	2,999	0	0	0	0	2,999	21.8%
2006	6,036	0	0	0	0	6,036	43.8%
2012	1,081	0	0	0	0	1,081	7.9%
Total fair value	$ 13,768	$ 0	$ 0	$ 0	$ 0	$ 13,768	100.0%
% of total fair value	100.0%	0.0%	0.0%	0.0%	0.0%	100.0%	

None of the $13.8 million of commercial mortgage-backed securities were issued by GSEs.

The following table presents the credit rating and fair value of our collateralized mortgage obligation portfolio at December 31, 2012 by deal origination year (in thousands):

	Rating						
Deal Origination Year	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
2002	$ 2,101	$ 0	$ 0	$ 0	$ 0	$ 2,101	10.9%
2003	1,485	796	0	0	0	2,281	11.8%
2004	1,576	0	0	0	0	1,576	8.2%
2009	4,726	0	0	0	0	4,726	24.5%
2010	4,049	0	0	0	0	4,049	21.0%
2011	1,547	0	0	0	0	1,547	8.0%
2012	3,027	0	0	0	0	3,027	15.7%
Total fair value	$ 18,511	$ 796	$ 0	$ 0	$ 0	$ 19,307	100.0%
% of total fair value	95.9%	4.1%	0.0%	0.0%	0.0%	100.0%	

Of the $19.3 million of collateralized mortgage obligations, $17.3 million were issued by GSEs.

The following table presents the credit rating and fair value of our ABS portfolio at December 31, 2012 by deal origination year (in thousands):

	Rating						
Deal Origination Year	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
2001	$ 75	$ 0	$ 0	$ 0	$ 0	$ 75	0.1%
2003	5,656	0	0	0	0	5,656	7.1%
2004	5,008	0	0	0	0	5,008	6.3%
2008	5,071	0	0	0	0	5,071	6.4%
2009	3,055	0	0	0	0	3,055	3.9%
2010	1,882	1,908	0	0	0	3,790	4.8%
2011	16,201	0	0	0	0	16,201	20.4%
2012	32,410	3,967	4,025	0	0	40,402	51.0%
Total fair value	$ 69,357	$ 5,875	$ 4,025	$ 0	$ 0	$ 79,257	100.0%
% of total fair value	87.5%	7.4%	5.1%	0.0%	0.0%	100.0%	

The following table shows our fixed maturity securities, by NAIC designation and comparable Standard & Poor's Corporation rating as of December 31, 2012 (in thousands):

NAIC Rating	Comparable S&P Rating	Amortized Cost	Total Fair Value	% of Total Fair Value
1	AAA, AA, A	$ 1,127,002	$ 1,161,814	87.9%
2	BBB	67,787	72,092	5.5%
	Total investment grade	1,194,789	1,233,907	93.4%
3	BB	57,467	61,255	4.6%
4	B	25,569	26,439	2.0%
5	CCC, CC, C	0	0	0.0%
6	D	226	226	0.0%
	Total non-investment grade	83,261	87,921	6.7%
	Total	$ 1,278,051	$ 1,321,828	100.0%

Actual NAIC ratings of securities may not be consistent with the comparable S&P rating used.

Our investment portfolio consists of $457.1 million of state and municipal bonds, of which $163.1 million are insured. Of the insured bonds, 46.6% are insured with MBIA, 28.7% with Assured Guaranty, 23.0% with AMBAC, 0.8% with Berkshire Hathaway and 0.9% are insured with XL Group. The following table presents the underlying ratings of the state and municipal bond portfolio at December 31, 2012 (in thousands):

	Municipal Bonds					
	Insured		Uninsured		Total	
Rating	Fair Value	% of Fair Value	Fair Value	% of Fair Value	Fair Value	% of Total Fair Value
AAA	$ 3,438	2.1%	$ 33,388	11.4%	$ 36,826	8.1%
AA+, AA, AA-	93,494	57.3%	194,701	66.2%	288,195	63.0%
A+, A, A-	66,198	40.6%	65,894	22.4%	132,092	28.9%
BBB+, BBB, BBB-	0	0.0%	0	0.0%	0	0.0%
Total	$ 163,130	100.0%	$ 293,983	100.0%	$ 457,113	100.0%

The following table presents the credit rating and fair value of our state and municipal bond portfolio, by state, at December 31, 2012 (in thousands):

	Rating						
State	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
NY	$ 3,016	$ 36,229	$ 1,221	$ 0	$ 0	$ 40,466	8.9%
TX	10,364	20,573	8,581	0	0	39,518	8.6%
FL	0	15,549	15,477	0	0	31,027	6.8%
GA	4,745	10,152	10,145	0	0	25,042	5.5%
WA	1,273	18,473	1,778	0	0	21,523	4.7%
VA	0	17,783	0	0	0	17,783	3.9%
IN	987	11,260	5,180	0	0	17,428	3.8%
PA	0	13,917	3,310	0	0	17,227	3.8%
IL	0	4,519	10,633	0	0	15,152	3.3%
MA	0	8,563	4,698	0	0	13,261	2.9%
All other states	16,440	131,177	71,069	0	0	218,686	47.8%
Total fair value	$ 36,826	$288,195	$132,092	$ 0	$ 0	$457,113	100.0%
% of total fair value	8.1%	63.0%	28.9%	0.0%	0.0%	100.0%	

The following table presents the fair value of our state and municipal bond portfolio, by state and type of bond, at December 31, 2012 (in thousands):

	Type					
	General Obligation					
State	State	Local	Revenue	Other	Total Fair Value	% of Total Exposure
NY	$ 0	$ 6,381	$ 34,086	$ 0	$ 40,466	8.9%
TX	0	12,931	26,588	0	39,518	8.6%
FL	4,766	0	16,926	9,335	31,027	6.8%
GA	4,745	2,365	17,932	0	25,042	5.5%
WA	4,158	3,755	13,610	0	21,523	4.7%
VA	0	3,542	14,241	0	17,783	3.9%
IN	0	0	17,428	0	17,428	3.8%
PA	553	2,724	13,950	0	17,227	3.8%
IL	823	0	14,329	0	15,152	3.3%
MA	2,491	4,280	6,489	0	13,261	2.9%
All other states	32,170	34,777	149,694	2,045	218,686	47.8%
Total fair value	$ 49,706	$ 70,755	$ 325,273	$ 11,379	$ 457,113	100.0%
% of total fair value	10.9%	15.5%	71.2%	2.5%	100.0%	

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table presents the fair value of the revenue category of our state and municipal bond portfolio, by state and further classification, at December 31, 2012 (in thousands):

	Revenue Bonds					
State	Transportation	Utilities	Education	Other	Total Fair Value	% of Total Exposure
NY	$ 9,135	$ 0	$ 7,840	$ 17,111	$ 34,086	10.5%
TX	15,783	6,399	3,000	1,405	26,588	8.2%
GA	8,571	4,777	1,379	3,206	17,932	5.5%
IN	3,198	1,231	9,049	3,949	17,428	5.4%
FL	12,328	0	0	4,599	16,926	5.2%
IL	8,116	0	2,242	3,971	14,329	4.4%
VA	767	0	5,280	8,194	14,241	4.4%
PA	6,124	0	4,516	3,310	13,950	4.3%
WA	1,316	9,244	0	3,051	13,610	4.2%
CO	5,747	0	7,379	0	13,126	4.0%
All other states	31,559	41,043	20,916	49,539	143,057	44.0%
Total fair value	$ 102,644	$ 62,695	$ 61,599	$ 98,335	$ 325,273	100.0%
% of total fair value	31.6%	19.3%	18.9%	30.2%	100.0%	

The following table presents the fair value of our corporate bond portfolio, by industry sector and rating of bond, at December 31, 2012 (in thousands):

	Rating						
Industry Sector	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
Financial	$ 0	$ 9,230	$ 81,521	$ 31,861	$ 15,802	$ 138,414	38.2%
Consumer, Non-cyclical	0	6,805	21,454	18,179	13,273	$ 59,710	16.5%
Energy	0	1,058	19,401	8,031	12,764	$ 41,255	11.4%
Communications	0	0	1,097	16,462	14,416	$ 31,974	8.8%
Industrial	0	0	4,833	5,303	13,846	$ 23,981	6.6%
Consumer, Cyclical	0	4,235	0	4,321	12,550	$ 21,105	5.8%
Utilities	0	0	8,835	7,241	4,779	$ 20,855	5.7%
Basic Materials	0	0	0	6,913	5,333	$ 12,245	3.4%
Technology	0	0	0	3,489	7,185	$ 10,674	2.9%
Foreign Government	0	0	2,033	0	0	$ 2,033	0.6%
Diversified	$ 0	$ 0	$ 0	$ 0	$ 550	$ 550	0.2%
Total fair value	$ 0	$ 21,328	$ 139,175	$ 101,799	$ 100,496	$ 362,797	100.0%
% of total fair value	0.0%	5.9%	38.4%	28.1%	27.7%	100.0%	

Management's Discussion and Analysis of Financial Condition and Results of Operations

Included in our investments in corporate fixed income securities at December 31, 2012 are $51.5 million of dollar-denominated investments with issues or guarantors in foreign countries, as follows (in thousands):

	Rating						
Issuer or Guarantor	AAA	AA	A	BBB	Non-investment Grade	Total Fair Value	% of Total Exposure
Britain	$ 0	$ 4,773	$ 10,246	$ 0	$ 0	$ 15,019	29.2%
Canada	0	0	8,579	2,434	2,774	$ 13,787	26.8%
Switzerland	0	0	5,872	0	0	$ 5,872	11.4%
France	0	3,163	1,000	0	0	$ 4,163	8.1%
Germany	0	0	4,065	0	0	$ 4,065	7.9%
Australia	0	0	3,732	0	0	$ 3,732	7.2%
South Korea	0	0	2,033	0	0	$ 2,033	3.9%
Mexico	0	0	1,097	0	0	$ 1,097	2.1%
Cayman Islands	0	0	0	0	950	$ 950	1.8%
Aruba	0	0	774	0	0	$ 774	1.5%
Total fair value	$ 0	$ 7,936	$ 37,397	$ 2,434	$ 3,724	$ 51,491	100.0%
% of total fair value	0.0%	15.4%	72.6%	4.7%	7.2%	100.0%	

We own no investments that are denominated in a currency other than the U.S. dollar.

The $2.0 million investment with a South Korean issuer or guarantor is an investment in that government's sovereign debt. All other investments in this table represent bonds issued by corporations.

Equity Price Risk

Equity price risk is the potential economic loss from adverse changes in equity security prices. Our exposure to equity price risk is limited, as our equity investments comprise only 5.2% of our total investment portfolio. At December 31, 2012, the fair value of our equity portfolio was $73.1 million.

Results of Operations

Underwriting

Premium

Our net earned premium was as follows ($ in thousands):

	Twelve months ended December 31,			
	2012	2011	Change	% Change
Net earned premium				
Gross written premium				
Personal Auto				
Focus States				
Urban Zones	$ 973,021	$ 848,867	$ 124,154	14.6 %
Non-urban Zones	157,412	121,891	35,521	29.1 %
Total Focus States	1,130,434	970,758	159,675	16.4 %
Maintenance States	28,650	29,091	(441)	(1.5)%
Other States	6,849	7,399	(551)	(7.4)%
Total Personal Auto	1,165,932	1,007,249	158,684	15.8 %
Commercial Vehicle	76,618	64,444	12,175	18.9 %
Classic Collector	12,379	10,774	1,605	14.9 %
Other	(1)	0	(1)	0.0 %
Total gross written premium	1,254,929	1,082,466	172,463	15.9 %
Ceded reinsurance	(7,731)	(6,490)	(1,241)	19.1 %
Net written premium	1,247,198	1,075,976	171,222	15.9 %
Change in unearned premium	(63,108)	(56,916)	(6,192)	10.9 %
Net earned premium	$ 1,184,090	$ 1,019,060	$ 165,030	16.2 %

	Twelve months ended December 31,			
	2011	2010	Change	% Change
Net earned premium				
Gross written premium				
Personal Auto				
Focus States				
Urban Zones	$ 848,867	$ 739,963	$ 108,903	14.7 %
Non-urban Zones	121,891	106,547	15,344	14.4 %
Total Focus States	970,758	846,510	124,248	14.7 %
Maintenance States	29,091	30,040	(948)	(3.2)%
Other States	7,399	8,650	(1,251)	(14.5)%
Total Personal Auto	1,007,249	885,200	122,049	13.8 %
Commercial Vehicle	64,444	57,206	7,237	12.7 %
Classic Collector	10,774	10,020	753	7.5 %
Total gross written premium	1,082,466	952,426	130,040	13.7 %
Ceded reinsurance	(6,490)	(5,558)	(933)	16.8 %
Net written premium	1,075,976	946,869	129,107	13.6 %
Change in unearned premium	(56,916)	(40,950)	(15,966)	39.0 %
Net earned premium	$ 1,019,060	$ 905,919	$ 113,141	12.5 %

The following table shows our policies in force:

	Twelve months ended December 31,			
	2012	2011	Change	% Change
Policies in Force				
Personal Auto				
Focus States				
Urban Zones	748,541	706,751	41,790	5.9 %
Non-urban Zones	111,133	92,326	18,807	20.4 %
Total Focus States	859,674	799,077	60,597	7.6 %
Maintenance States	24,401	24,437	(36)	(0.1)%
Other States	3,540	3,903	(363)	(9.3)%
Total Personal Auto	887,615	827,417	60,198	7.3 %
Commercial Vehicle	39,621	35,108	4,513	12.9 %
Classic Collector	38,235	35,527	2,708	7.6 %
Total policies in force	965,471	898,052	67,419	7.5 %

	Twelve months ended December 31,			
	2011	2010	Change	% Change
Policies in Force				
Personal Auto				
Focus States				
Urban Zones	706,751	648,921	57,830	8.9 %
Non-urban Zones	92,326	80,240	12,086	15.1 %
Total Focus States	799,077	729,161	69,916	9.6 %
Maintenance States	24,437	28,600	(4,163)	(14.6)%
Other States	3,903	5,027	(1,124)	(22.4)%
Total Personal Auto	827,417	762,788	64,629	8.5 %
Commercial Vehicle	35,108	32,191	2,917	9.1 %
Classic Collector	35,527	34,087	1,440	4.2 %
Total policies in force	898,052	829,066	68,986	8.3 %

2012 compared to 2011

Gross written premium grew 15.9% during 2012. We implemented rate revisions in various states with an overall rate increase of 8.0% during the year. Excluding the effect of rate changes in California, our largest state, the overall rate increase was 12.1%. Policies in force at December 31, 2012 increased 7.5% compared with 2011. Gross written premium grew more than policies in force due to a shift in overall business mix toward policies offering broader coverage and higher average premium as well as growth in Florida business, which has a higher average premium per policy than our other states.

During 2012, personal auto insurance gross written premium in our Focus States grew 16.4% when compared with 2011. The increase in gross written premium is primarily due to growth in California and Florida.

- California gross written premium grew 7.4% during the twelve months ended December 31, 2012. Rate actions taken by competitors and an increase in business retention have stimulated premium growth in the state.
- Florida gross written premium grew 66.7% during the twelve months ended December 31, 2012. This growth is primarily a result of a 66% increase in new business application counts, higher business retention, an increase of 6.8% in average premium from rate increases and competitor rate increases.

A decline of 17.0% in Texas during 2012 partially offset the growth in California and Florida. The decline in Texas gross written premium is primarily due to actions taken, such as rate increases and the elimination of annual policies, to improve profitability in the state.

Gross written premium in the Maintenance States declined 1.5% during the twelve months ended December 31, 2012 primarily due to a decline in Illinois premium.

Our Commercial Vehicle gross written premium grew 18.9% during the twelve months ended December 31, 2012. This growth is primarily due to higher average premium and better retention for this product.

Gross written premium in our Classic Collector product grew 14.9% during 2012. This growth is primarily due to growth in Florida and Texas resulting from an increase in the number of agencies actively producing business for this product.

2011 compared to 2010

Gross written premium grew 13.7% during the twelve months ended December 31, 2011 compared with the twelve months ended December 31, 2010. During 2011, we implemented rate revisions in various states with an overall rate increase of 2.2%. Policies in force at December 31, 2011 increased 8.3% compared with 2010. Gross written premium grew more than policies in force due to a shift in business mix toward policies offering broader coverage. These policies typically generate a higher premium per policy than those with coverage that is more restricted.

During 2011, personal auto insurance gross written premium in our Focus States grew 14.7% when compared with 2010. The increase in gross written premium is primarily due to growth in Arizona, California, Florida, Georgia and Texas.

- Arizona gross written premium grew 20.9% during the twelve months ended December 31, 2011. This growth is primarily a result of modest rate decreases.
- California gross written premium grew 12.0% during the twelve months ended December 31, 2011. Rate actions taken by competitors and a shift in business mix to policies offering broader coverage have stimulated premium growth in the state.
- Florida gross written premium grew 25.2% during the twelve months ended December 31, 2011. This growth is primarily a result of higher business retention and rate increases in the state. Our rate increases were not as significant as those made by our competitors and therefore did not negatively impact our ability to grow.
- Georgia gross written premium grew 24.4% during the twelve months ended December 31, 2011. This growth is primarily a result of modest rate decreases coupled with a shift in business mix to policies offering broader coverage.
- Texas gross written premium grew 15.0% during the twelve months ended December 31, 2011. This growth primarily occurred in the first half of 2011 and related to rate decreases taken in 2010. We raised rates in this state during the second half of 2011 to improve profitability.

Gross written premium in the Maintenance States declined 3.2% during the twelve months ended December 31, 2011 primarily due to a decline in Illinois.

Our Commercial Vehicle gross written premium grew 12.7% during the twelve months ended December 31, 2011. This growth is primarily due to growth in California resulting from the appointment of new agents.

Profitability

A key operating performance measure of insurance companies is underwriting profitability, as opposed to overall profitability or net earnings. We measure underwriting profitability by the combined ratio. When the combined ratio is under 100%, we consider underwriting results profitable; when the ratio is over 100%, we consider underwriting results unprofitable. The combined ratio does not reflect investment income, other income, interest expense, corporate general and administrative expenses, other expenses or federal income taxes.

While we report financial results in accordance with GAAP for shareholder and other users' purposes, we report it on a statutory basis for insurance regulatory purposes. We evaluate underwriting profitability based on a combined ratio calculated using statutory accounting principles. The statutory combined ratio represents the sum of the following ratios: (i) losses and

LAE incurred as a percentage of net earned premium and (ii) underwriting expenses incurred, net of fees, as a percentage of net written premium. Certain expenses are treated differently under statutory and GAAP accounting principles. Under GAAP, commissions, premium taxes and other variable costs incurred in connection with successfully writing new and renewal business are capitalized as deferred policy acquisition costs and amortized on a pro rata basis over the period in which the related premium is earned. On a statutory basis, these items are expensed as incurred. We capitalize costs for computer software developed or obtained for internal use under GAAP and amortize the costs over the software's useful life, rather than expense them as incurred, as required for statutory purposes. Additionally, bad debt charge-offs on agent balances and premium receivables are included only in the GAAP combined ratios.

The following table presents the statutory and GAAP combined ratios:

	Twelve months ended December 31,								
	2012			2011			% Point Change		
	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio
Personal Auto:									
Focus States:									
Urban Zones	80.2%	18.2%	98.4%	74.8%	20.4%	95.2%	5.4 %	(2.2)%	3.2 %
Non-urban Zones	79.8%	18.8%	98.6%	79.1%	20.1%	99.2%	0.7 %	(1.3)%	(0.6)%
Total Focus States	80.2%	18.3%	98.4%	75.4%	20.4%	95.7%	4.8 %	(2.1)%	2.7 %
Maintenance States	78.3%	22.5%	100.9%	85.5%	26.9%	112.4%	(7.2)%	(4.3)%	(11.5)%
Other States	NM	NM	NM	NM	NM	NM	NM	NM	NM
Subtotal	80.2%	18.3%	98.5%	75.8%	20.5%	96.3%	4.4 %	(2.2)%	2.3 %
Commercial Vehicle	70.8%	17.9%	88.7%	70.6%	17.9%	88.5%	0.2 %	0.0 %	0.2 %
Classic Collector	78.7%	38.4%	117.0%	63.5%	38.7%	102.2%	15.2 %	(0.4)%	14.8 %
Total statutory ratios	79.7%	18.6%	98.3%	75.4%	20.4%	95.8%	4.3 %	(1.8)%	2.5 %
Total statutory ratios excluding development	78.3%	18.6%	96.9%	75.0%	20.4%	95.4%	3.3 %	(1.8)%	1.5 %
GAAP ratios	79.6%	21.1%	100.7%	75.3%	22.7%	98.0%	4.2 %	(1.6)%	2.6 %
GAAP ratios excluding development	78.2%	21.1%	99.3%	74.9%	22.7%	97.6%	3.3 %	(1.6)%	1.7 %

NM: Not meaningful due to the low premium for these lines.

	Twelve months ended December 31,								
	2011			2010			% Point Change		
	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio	Loss & LAE Ratio	Underwriting Ratio	Combined Ratio
Personal Auto:									
Focus States:									
Urban Zones	74.8%	20.4%	95.2%	67.4%	21.4%	88.8%	7.4 %	(1.0)%	6.4 %
Non-urban Zones	79.1%	20.1%	99.2%	70.2%	21.7%	91.8%	9.0 %	(1.6)%	7.4 %
Total Focus States	75.4%	20.4%	95.7%	67.7%	21.5%	89.2%	7.6 %	(1.1)%	6.5 %
Maintenance States	85.5%	26.9%	112.4%	79.5%	28.9%	108.4%	6.0 %	(2.1)%	4.0 %
Other States	NM	NM	NM	NM	NM	NM	NM	NM	NM
Subtotal	75.8%	20.5%	96.3%	67.7%	21.7%	89.4%	8.1 %	(1.2)%	6.8 %
Commercial Vehicle	70.6%	17.9%	88.5%	68.7%	20.5%	89.2%	1.9 %	(2.6)%	(0.7)%
Classic Collector	63.5%	38.7%	102.2%	37.1%	42.0%	79.1%	26.3 %	(3.3)%	23.1 %
Total statutory ratios	75.4%	20.4%	95.8%	67.0%	21.4%	88.4%	8.4 %	(1.0)%	7.4 %
Total statutory ratios excluding development	75.0%	20.4%	95.4%	75.1%	21.4%	96.6%	(0.2)%	(1.0)%	(1.2)%
GAAP ratios	75.3%	22.7%	98.0%	67.0%	22.7%	89.7%	8.4 %	0.0 %	8.4 %
GAAP ratios excluding development	74.9%	22.7%	97.6%	75.1%	22.7%	97.8%	(0.2)%	0.0 %	(0.2)%

NM: Not meaningful due to the low premium for these lines.

In evaluating the profit performance of our business, we review underwriting profitability using statutory combined ratios. Accordingly, the discussion of underwriting results that follows will focus on these ratios and the components thereof, unless otherwise indicated.

2012 compared to 2011

The statutory combined ratio for the twelve months ended December 31, 2012 increased by 2.5 points from the same period of 2011. The twelve months ended December 31, 2012 included $16.2 million of unfavorable development on prior year loss and LAE reserves compared to $4.5 million of unfavorable development on prior year loss and LAE reserves in 2011. Excluding the effect of development from both periods, the statutory combined ratio increased by 1.5 points for the twelve months ended December 31, 2012 compared to 2011. The increase is primarily due to an increase in the current accident year loss and LAE ratio offset by a decline in the underwriting ratio. The increase in the loss and LAE ratio is primarily attributable to an increase in new business in states such as Florida. The underwriting ratio has declined primarily as a result of spreading fixed underwriting costs over a larger written premium base as well as a decline in advertising spending.

The GAAP combined ratio for the twelve months ended December 31, 2012 increased by 2.6 points compared to 2011. Excluding the effect of development from both periods, the GAAP combined ratio increased by 1.7 points for the twelve months ended December 31, 2012 compared to 2011. We expect the GAAP combined ratio, excluding reserve development, to be between 96.5% and 97.5% for the full year 2013.

Losses from catastrophes were $4.0 million for the twelve months ended December 31, 2012 compared to $4.4 million for 2011. Losses from catastrophes during 2012 were primarily due to hail storms in Texas during the second quarter and Hurricane Sandy during the fourth quarter.

The combined ratio in the Focus States increased by 2.7 points for the twelve months ended December 31, 2012. An increase in the loss and LAE ratio was offset by a decline in the underwriting ratio. The increase in the loss and LAE ratio was primarily due to unfavorable development in California and Florida. The increase in the loss and LAE ratio in the Focus States was partially offset by a decline in the underwriting ratio of 2.1 points. As we experience premium growth in these states, the ratio of fixed underwriting costs to premium has declined.

The combined ratio in the Maintenance States decreased by 11.5 points for the twelve months ended December 31, 2012, primarily due to a decline in the loss and LAE ratio in Illinois. We reclassified Illinois from a Focus State to a Maintenance State in 2012 and slowed new business production which drove the decline in the loss and LAE ratio.

The combined ratio for the Commercial Vehicle product increased by 0.2 points during the twelve months ended December 31, 2012, due to an increase in the loss and LAE ratio. The increase is due to several large losses incurred during the third quarter of 2012.

2011 compared to 2010

The statutory combined ratio for the twelve months ended December 31, 2011 increased by 7.4 points when compared to the twelve months ended December 31, 2010. The twelve months ended December 31, 2011 included $4.5 million of unfavorable development on prior year loss and LAE reserves. The twelve months ended December 31, 2010 included $73.9 million of favorable development on prior year loss and LAE reserves. An increase in severity in Florida personal injury protection coverage related to accident year 2010 was the primary source of the unfavorable development during the twelve months ended December 31, 2011. Excluding the effect of development from all periods, the statutory combined ratio decreased by 1.2 points for the twelve months ended December 31, 2011 when compared to the twelve months ended December 31, 2010. The GAAP combined ratio for the twelve months ended December 31, 2011 increased by 8.4 points when compared to the twelve months ended December 31, 2010. Excluding the effect of development, the GAAP combined ratio decreased by 0.2 points during the twelve months ended December 31, 2011 when compared to the twelve months ended December 31, 2010.

Losses from catastrophes were $4.4 million for the twelve months ended December 31, 2011 compared to $3.7 million for the twelve months ended December 31, 2010.

The combined ratio in the Focus States increased by 6.5 points for the twelve months ended December 31, 2011, primarily due to increases in the loss and LAE ratio in California. This increase was a result of unfavorable development on prior year loss and LAE reserves in the state versus favorable development in 2010.

The combined ratio in the Maintenance States increased 4.0 points during the twelve months ended December 31, 2011 when compared to 2010, primarily due to increases in the loss and LAE ratios in Alabama and Tennessee. We experienced $0.7 million in catastrophe losses during the year in these states.

The loss and LAE ratio for the Commercial Vehicle product increased by 1.9 points during the twelve months ended December 31, 2011 when compared to 2010. This increase was primarily due to an increase in the loss ratio in California. This increase was more than offset by a decline in the underwriting ratio of 2.6 points. As Commercial Vehicle premium has grown, the ratio of fixed underwriting costs to premium has declined.

The loss and LAE ratio for the Classic Collector product increased by 26.3 points during the twelve months ended December 31, 2011 due to several large losses during the year.

Net Investment Income

Investment income primarily includes gross investment revenue and investment management fees as shown in the following table (in thousands):

	Twelve months ended December 31,		
	2012	2011	2010
Investment income:			
Interest income on fixed maturities, cash and cash equivalents	$ 38,234	$ 41,900	$ 45,813
Dividends on equity securities	1,415	693	853
Gross investment income	$ 39,649	$ 42,593	$ 46,666
Investment expenses	(2,077)	(2,036)	(2,033)
Net investment income	$ 37,571	$ 40,557	$ 44,633
Average investment balance, at cost	$ 1,294,932	$ 1,225,885	$ 1,244,763
Returns excluding realized gains and losses	2.9%	3.3%	3.7%

2012 compared to 2011

Changes in investment income reflect fluctuations in market rates and changes in average invested assets. Net investment income for the year ended December 31, 2012 declined compared to 2011 primarily due to a decline in book yields because of a general decline in market interest rates for high quality bonds. In the current low interest rate environment, we expect that investment returns will continue to decline as proceeds from maturing or prepaid investments are expected to be reinvested at yields lower than the average book yield for the total portfolio.

2011 compared to 2010

Net investment income for the year ended December 31, 2011 declined compared to 2010 primarily due to a decline in book yields because of a general decline in market interest rates for high quality bonds.

Realized Gains (Losses) on Investments

We recorded realized gains (losses) on sales and disposals and impairments for unrealized losses deemed other-than-temporary as follows (before tax, in thousands):

	Twelve months ended December 31, 2012		
	Net Realized Gains (Losses) on Sales	Impairments Recognized in Earnings	Total Realized Gains (Losses)
Fixed maturities	$ 11,594	$ (1,393)	$ 10,202
Equities	13,853	0	13,853
Total	$ 25,447	$ (1,393)	$ 24,055

	Twelve months ended December 31, 2011		
	Net Realized Gains (Losses) on Sales	Impairments Recognized in Earnings	Total Realized Gains (Losses)
Fixed maturities	$ 7,295	$ (1,447)	$ 5,848
Equities	2,750	0	2,750
Total	$ 10,045	$ (1,447)	$ 8,598

	Twelve months ended December 31, 2010		
	Net Realized Gains (Losses) on Sales	Impairments Recognized in Earnings	Total Realized Gains (Losses)
Fixed maturities	$ 12,423	$ (2,902)	$ 9,521
Equities	921	(4)	917
Total	$ 13,344	$ (2,906)	$ 10,438

2012 compared to 2011

The increase in the total realized gain in 2012 was primarily a result of securities sold in the fourth quarter of 2012. To improve diversification, we sold our investment in a Vanguard U.S. broad based exchange traded fund for a pretax gain of $13.8 million and reinvested in a global exchanged traded fund.

2011 compared to 2010

The total realized gain in 2011 was primarily a result of securities sold to utilize the remainder of our capital loss carryforward.

Gain on Sale of Subsidiaries

On September 30, 2012, we completed the sale of an inactive, shell subsidiary company to an unaffiliated third party. The total gain recorded on a GAAP basis was $2.9 million. On December 31, 2011, we completed the sale of two inactive, shell subsidiary companies to an unaffiliated third party. The total gain recorded on a GAAP basis was $4.1 million.

In the future we intend to sell or dissolve other inactive shell companies. The primary reason for the sale of the companies is to reduce the administrative costs associated with maintaining licenses that are no longer needed to support our insurance operations.

Other Income

Other income of $1.0 million, $0.3 million and $0.3 million for the twelve months ended December 31, 2012, 2011 and 2010, respectively, is made up of items of a non-recurring nature.

Interest Expense

(in thousands)	Twelve months ended December 31,					
	2012		2011		2010	
5.5% Senior Notes	$	8,605	$	10,807	$	10,802
5.0% Senior Notes		3,934		0		0
Total	$	12,539	$	10,807	$	10,802

At December 31, 2012 we had $275.0 million of senior notes outstanding. These notes carry a coupon rate of 5.0% and require no principal payment until maturity in September 2022. On October 17, 2012, we fully redeemed the $195.0 million outstanding principal of senior notes (the "5.5% Senior Notes") due 2014 at a price of 106.729%, or $208.1 million plus accrued interest of $1.8 million. (See Note 4 - Long-Term Debt of the Notes to Consolidated Financial Statements for additional information on the Senior Notes).

Corporate General and Administrative Expenses

(in thousands)	Twelve months ended December 31,					
	2012		2011		2010	
Corporate general and administrative expenses	$	7,408	$	7,664	$	7,814

2012 compared to 2011

Corporate general and administrative expenses are comprised of expenses of the holding company, including board of directors' fees, directors and officers insurance and a portion of the salaries and benefits of senior executives.

Corporate general and administrative expenses declined just $0.3 million dollars in 2012 when compared to 2011.

2011 compared to 2010

Corporate general and administrative expenses declined just $0.2 million dollars in 2011 when compared to 2010.

Loss on Redemption of Long-Term Debt

On October 17, 2012 we fully redeemed the $195.0 million principal outstanding of the 5.5% Senior Notes at a price of 106.729%, or $208.1 million, plus accrued interest of $1.8 million. As a result, we recognized a pre-tax loss on redemption as follows (in thousands):

Redemption price	$	208,122
Amortized cost at redemption		(194,878)
Unamortized issuance costs		352
Loss on redemption of debt, pre-tax	$	13,595

Other Expenses

(in thousands)	Twelve months ended December 31,		
	2012	2011	2010
Corporate litigation expense	$ 910	$ 630	$ (205)
Loss on subleases	109	(824)	1,911
Loss on disposal of EDP software and equipment	59	635	71
Other	448	893	548
Total other expenses	$ 1,526	$ 1,334	$ 2,324

2012 compared to 2011

Other expenses for the twelve months ended December 31, 2012 increased $0.2 million, primarily due to $1.0 million in sublease losses reversed in 2011. This increase was partially offset by a $0.6 million decline in losses on disposals of EDP software and equipment.

2011 compared to 2010

Other expenses for the twelve months ended December 31, 2011 declined $1.0 million, primarily due to a $2.7 million decline in sublease losses. In 2011, we reversed $1.0 million in sublease losses previously recognized for space that we no longer intend to sublet.

Income Taxes

The following table reconciles our U.S. statutory rate and effective tax rate for the periods ended December 31, 2012, 2011 and 2010:

	Twelve months ended December 31,		
	2012	2011	2010
U.S. Statutory tax rate	35.0 %	35.0 %	35.0 %
Adjustments:			
Dividends received deduction	(1.3)%	(0.3)%	(0.1)%
Tax exempt interest	(14.9)%	(6.5)%	(2.8)%
Adjustment to valuation allowance	(29.0)%	(6.5)%	(3.2)%
Other	0.1 %	0.3 %	0.0 %
Effective tax rate	(10.1)%	22.0 %	28.8 %

In 2008, as a result of the significant fall in the stock market, the fair value of both our exchange traded fund ("ETF") and fixed securities fell significantly. At that time, we wrote the book value of these securities down to market as an other-than-temporary impairment ("OTTI") and thereby incurred a GAAP pre-tax loss. This loss created a basis difference that generated a significant deferred tax asset. Given the market conditions at the time, and the fact that we were in a capital loss carryover position, we did not believe that it was more-likely-than-not that this deferred tax asset would be recognized. Therefore, a full valuation allowance was established for this deferred tax asset. This was consistent with the full valuation allowance that had been established for the deferred tax asset relating to the capital loss carryover. The market conditions and the need to maintain a valuation allowance on these deferred tax assets were analyzed on a quarterly basis.

The valuation allowance on the capital loss carryover was released as the carryover was utilized. In 2011, the capital loss carryover was fully utilized. The valuation allowance on the OTTI deferred tax asset was released as the securities were sold. In the fourth quarter of 2012, the ETF was sold as part of our plan to seek better diversification in our equity portfolio, resulting in a release of the valuation allowance related to the ETF. Due to the market recovery, the tax loss was fully recognized. Based on the remaining OTTI balance as of December 31, 2012, and our carryback potential, it is management's belief that it is more-likely-than-not that we will be able to fully utilize the tax deductions related to OTTI that would be recognized in the future. Therefore, the balance in the valuation allowance was released in the fourth quarter of 2012.

ITEM 7A
Quantitative and Qualitative Disclosures about Market Risk

The information required by Item 7A is included in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption, Exposure to Market Risk.

ITEM 8
Financial Statements and Supplementary Data

Infinity Property and Casualty Corporation and Subsidiaries:

ITEM 9
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A
Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the controls and procedures are effective in providing reasonable assurance that material information required to be disclosed in our reports filed with or submitted to the Securities and Exchange Commission ("SEC") under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements contained in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012 which is included herein.

Because of our inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and we take actions to correct deficiencies as we identify them.

Changes in Internal Control over Financial Reporting

During the fiscal quarter ended December 31, 2012, there have been no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to affect materially, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders
Infinity Property and Casualty Corporation and Subsidiaries

We have audited Infinity Property and Casualty Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Infinity Property and Casualty Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Infinity Property and Casualty Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, of Infinity Property and Casualty Corporation and subsidiaries and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Birmingham, Alabama
February 26, 2013

ITEM 9B
Other Information

None.

PART III

ITEM 10
Directors, Executive Officers and Corporate Governance

We make available free of charge within the Investor Relations section of our website at www.infinityauto.com, our Corporate Governance Guidelines, the Charter of each standing committee of the Board of Directors, and the Code of Ethics adopted by the Board and applicable to all of our directors, officers and employees. Requests for copies may be directed to our Corporate Secretary at Infinity Property and Casualty Corporation, 3700 Colonnade Parkway, Suite 600, Birmingham, Alabama 35243. We intend to disclose any amendments to the Code of Ethics, and any waiver from a provision of the Code of Ethics granted to our Chief Executive Officer or Chief Financial Officer, on our website following such amendment or waiver. We may disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

The information required by this Item 10 regarding Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act of 1934; and Corporate Governance is incorporated by reference from our Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 21, 2013.

ITEM 11
Executive Compensation

Incorporated by reference from our Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 21, 2013.

ITEM 12
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference from our Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 21, 2013.

ITEM 13
Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference from our Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 21, 2013.

ITEM 14
Principal Accountant Fees and Services

Incorporated by reference from our Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 21, 2013.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Infinity Property and Casualty Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Infinity Property and Casualty Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinity Property and Casualty Corporation and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Infinity Property and Casualty Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Birmingham, Alabama
February 26, 2013

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Twelve months ended December 31,				
	2012	2011 (as adjusted, see Note 1)	% Change	2010 (as adjusted, see Note 1)	% Change
Revenues:					
Earned premium	$ 1,184,090	$ 1,019,060	16.2 %	$ 905,919	12.5 %
Net investment income	37,571	40,557	(7.4)%	44,633	(9.1)%
Net realized gains on investments*	24,055	8,598	179.8 %	10,438	(17.6)%
Gain on sale of subsidiaries	2,922	4,139	(29.4)%	0	0.0 %
Other income	996	261	281.4 %	286	(8.8)%
Total revenues	$ 1,249,633	$ 1,072,616	16.5 %	$ 961,276	11.6 %
Costs and Expenses:					
Losses and loss adjustment expenses	$ 942,253	$ 767,629	22.7 %	$ 606,709	26.5 %
Commissions and other underwriting expenses	249,856	231,559	7.9 %	205,744	12.5 %
Interest expense	12,908	10,807	19.4 %	10,802	0.0 %
Corporate general and administrative expenses	7,408	7,664	(3.3)%	7,814	(1.9)%
Loss on redemption of long-term debt	13,595	0	0.0 %	0	0.0 %
Other expenses	1,526	1,334	14.3 %	2,324	(42.6)%
Total costs and expenses	$ 1,227,546	$ 1,018,992	20.5 %	$ 833,393	22.3 %
Earnings before income taxes	22,088	53,624	(58.8)%	127,882	(58.1)%
Provision for income taxes	(2,231)	11,791	(118.9)%	36,820	(68.0)%
Net Earnings	$ 24,319	$ 41,833	(41.9)%	$ 91,062	(54.1)%
Net Earnings per Common Share:					
Basic	$ 2.09	$ 3.45	(39.6)%	$ 7.09	(51.3)%
Diluted	2.04	3.37	(39.6)%	6.91	(51.3)%
Average Number of Common Shares:					
Basic	11,660	12,111	(3.7)%	12,843	(5.7)%
Diluted	11,941	12,414	(3.8)%	13,170	(5.7)%
Cash Dividends per Common Share	$ 0.90	$ 0.72	25.0 %	$ 0.56	28.6 %
* Net realized gains before impairment losses	$ 25,447	$ 10,045	153.3 %	$ 13,344	(24.7)%
Total other-than-temporary impairment (OTTI) losses	(1,404)	(2,302)	(39.0)%	(1,774)	29.8 %
Non-credit portion in other comprehensive income	44	1,040	(95.8)%	703	47.9 %
OTTI losses reclassified from other comprehensive income	(32)	(185)	(82.5)%	(1,836)	(89.9)%
Net impairment losses recognized in earnings	$ (1,393)	$ (1,447)	(3.7)%	$ (2,906)	(50.2)%
Total net realized gains on investments	$ 24,055	$ 8,598	179.8 %	$ 10,438	(17.6)%

See Notes to Consolidated Financial Statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Twelve months ended December 31,		
	2012	2011 (as adjusted, see Note 1)	2010 (as adjusted, see Note 1)
Net earnings	$ 24,319	$ 41,833	$ 91,062
Other comprehensive income before tax:			
Net change in postretirement benefit liability	(1,487)	(272)	(184)
Unrealized gains (losses) on investments:			
Unrealized holding gains arising during the period	17,129	25,532	18,297
Less: Reclassification adjustments for gains included in net earnings	(24,055)	(8,598)	(10,438)
Unrealized gains (losses) on investments, net	(6,926)	16,934	7,859
Other comprehensive (loss) income, before tax	(8,413)	16,662	7,675
Income tax benefit (expense) related to components of other comprehensive income	2,944	(5,832)	(2,686)
Other comprehensive (loss) income, net of tax	(5,468)	10,831	4,989
Comprehensive income	$ 18,851	$ 52,664	$ 96,051

See Notes to Consolidated Financial Statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts in line descriptions)

	December 31, 2012	December 31, 2011 (as adjusted, see Note 1)
Assets		
Investments:		
Fixed maturities – at fair value (amortized cost $1,278,051 and $1,144,687)	$ 1,321,828	$ 1,187,987
Equity securities – at fair value (cost $69,992 and $26,413)	73,106	36,930
Total investments	$ 1,394,934	$ 1,224,917
Cash and cash equivalents	165,182	83,767
Accrued investment income	11,926	10,761
Agents' balances and premium receivable, net of allowances for doubtful accounts of $16,124 and $13,497	427,156	382,621
Property and equipment, net of accumulated depreciation of $45,339 and $37,551	39,301	38,694
Prepaid reinsurance premium	2,637	2,131
Recoverables from reinsurers (includes $750 and $79 on paid losses and LAE)	14,428	14,719
Deferred policy acquisition costs	88,251	80,071
Current and deferred income taxes	25,798	10,728
Receivable for securities sold	48,467	1,152
Other assets	10,236	5,535
Goodwill	75,275	75,275
Total assets	$ 2,303,593	$ 1,930,371
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and loss adjustment expenses	$ 572,894	$ 495,403
Unearned premium	538,142	474,528
Payable to reinsurers	137	45
Long-term debt (fair value $288,879 and $207,246)	275,000	194,810
Commissions payable	18,073	30,605
Payable for securities purchased	132,440	10,818
Other liabilities	110,665	62,373
Total liabilities	$ 1,647,351	$ 1,268,582
Commitments and contingencies (See Note 14)		
Shareholders' equity:		
Common stock, no par value (50,000,000 shares authorized; 21,493,354 and 21,331,006 shares issued)	$ 21,529	$ 21,358
Additional paid-in capital	361,845	355,911
Retained earnings	666,199	652,423
Accumulated other comprehensive income, net of tax	29,851	35,319
Treasury stock, at cost (9,888,680 and 9,524,369 shares)	(423,181)	(403,221)
Total shareholders' equity	$ 656,242	$ 661,789
Total liabilities and shareholders' equity	$ 2,303,593	$ 1,930,371

See Notes to Consolidated Financial Statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Treasury Stock	Total
Balance at January 1, 2010	$ 21,064	$ 344,031	$ 541,167	$ 19,500	$ (307,602)	$ 618,160
Cumulative effect of change in accounting principle	—	—	(5,697)	—	—	(5,697)
Net earnings	—	—	91,062	—	—	91,062
Net change in postretirement benefit liability	—	—	—	(120)	—	(120)
Change in unrealized gain on investments	—	—	—	871	—	871
Change in non-credit component of impairment losses on fixed maturities	—	—	—	4,237	—	4,237
Comprehensive income						96,051
Dividends paid to common shareholders	—	—	(7,198)	—	—	(7,198)
Shares issued and share-based compensation expense, including tax benefit	164	5,711	—	—	—	5,875
Acquisition of treasury stock	—	—	—	—	(52,164)	(52,164)
Balance at December 31, 2010, as adjusted	$ 21,228	$ 349,742	$ 619,335	$ 24,488	$ (359,766)	$ 655,026
Net earnings	—	—	41,833	—	—	41,833
Net change in postretirement benefit liability	—	—	—	(177)	—	(177)
Change in unrealized gain on investments	—	—	—	9,721	—	9,721
Change in non-credit component of impairment losses on fixed maturities	—	—	—	1,286	—	1,286
Comprehensive income						52,664
Dividends paid to common shareholders	—	—	(8,745)	—	—	(8,745)
Shares issued and share-based compensation expense, including tax benefit	130	6,168	—	—	—	6,298
Acquisition of treasury stock	—	—	—	—	(43,454)	(43,454)
Balance at December 31, 2011, as adjusted	$ 21,358	$ 355,911	$ 652,423	$ 35,319	$ (403,221)	$ 661,789
Net earnings	—	—	24,319	—	—	24,319
Net change in postretirement benefit liability	—	—	—	(966)	—	(966)
Change in unrealized gain on investments	—	—	—	(6,474)	—	(6,474)
Change in non-credit component of impairment losses on fixed maturities	—	—	—	1,972	—	1,972
Comprehensive income						18,851
Dividends paid to common shareholders	—	—	(10,544)	—	—	(10,544)
Shares issued and share-based compensation expense, including tax benefit	172	5,934	—	—	—	6,106
Acquisition of treasury stock	—	—	—	—	(19,960)	(19,960)
Balance at December 31, 2012	$ 21,529	$ 361,845	$ 666,199	$ 29,851	$ (423,181)	$ 656,242

See Notes to Consolidated Financial Statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve months ended December 31,		
	2012	2011 (as adjusted, see Note 1)	2010 (as adjusted, see Note 1)
Operating Activities:			
Net earnings	$ 24,319	$ 41,833	$ 91,062
Adjustments:			
Depreciation	8,565	8,775	11,114
Amortization	9,122	8,346	6,886
Net realized gains on investments	(24,055)	(8,598)	(10,438)
Loss on redemption of long-term debt	13,595	0	0
Loss on disposal of property and equipment	52	726	153
Gain on sale of subsidiaries	(2,922)	(4,139)	0
Share-based compensation expense	3,194	4,182	3,476
Excess tax benefits from share-based payment arrangements	0	(169)	0
Non-cash activity related to rabbi trust	65	(15)	1
(Increase) decrease in accrued investment income	(1,165)	1,272	(796)
Increase in agents' balances and premium receivable	(44,535)	(45,945)	(35,001)
(Increase) decrease in reinsurance receivables	(216)	1,850	868
Increase in deferred policy acquisition costs	(8,180)	(10,146)	(9,851)
(Increase) decrease in other assets	(15,911)	2,645	(8,532)
Increase (decrease) in unpaid losses and loss adjustment expenses	77,491	17,571	(31,282)
Increase in unearned premium	63,614	57,157	41,304
Increase (decrease) in payable to reinsurers	92	4	(17)
Increase (decrease) in other liabilities	36,143	(7,988)	9,544
Net cash provided by operating activities	$ 139,267	$ 67,360	$ 68,492
Investing Activities:			
Purchases of fixed maturities	$ (699,797)	$ (391,354)	$ (486,230)
Purchases of equity securities	(69,002)	(2,000)	0
Purchases of property and equipment	(9,235)	(23,064)	(8,482)
Maturities and redemptions of fixed maturities	182,292	141,416	145,879
Proceeds from sale of subsidiary companies	9,107	15,900	0
Proceeds from sale of fixed maturities	452,127	254,295	297,618
Proceeds from sale of equity securities	39,502	7,871	3,449
Proceeds from sale of property and equipment	11	0	0
Net cash (used in) provided by investing activities	$ (94,995)	$ 3,065	$ (47,767)
Financing Activities:			
Proceeds from stock options exercised and employee stock purchases, including tax benefit	$ 2,911	$ 2,116	$ 2,399
Excess tax benefits from share-based payment arrangements	0	169	0
Proceeds from issuance of long-term debt	273,213	0	0
Redemption of long-term debt	(208,122)	0	0
Principal payments under capital lease obligations	(673)	0	0
Acquisition of treasury stock	(19,643)	(43,803)	(52,021)
Dividends paid to shareholders	(10,544)	(8,745)	(7,198)
Net cash provided by (used in) financing activities	$ 37,143	$ (50,262)	$ (56,820)
Net increase (decrease) in cash and cash equivalents	$ 81,415	$ 20,163	$ (36,096)
Cash and cash equivalents at beginning of period	83,767	63,605	99,700
Cash and cash equivalents at end of period	$ 165,182	$ 83,767	$ 63,605

See Notes to Consolidated Financial Statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

INDEX TO NOTES

Note 1 *Significant Reporting and Accounting Policies*

Nature of Operations

We currently write personal automobile insurance with a concentration on nonstandard automobile insurance, mono-line commercial vehicle insurance and classic collector automobile insurance. Personal auto insurance accounts for 93% of our total gross written premium and we primarily write it in seven states. We wrote approximately 49% of our personal auto gross written premium in the state of California during 2012.

Basis of Consolidation and Reporting

The accompanying consolidated financial statements include our accounts and those of our subsidiaries. These financial statements reflect certain adjustments necessary for a fair presentation of our results of operations and financial position. Such adjustments consist of normal, recurring accruals recorded to accurately match expenses with their related revenue streams and the elimination of all significant inter-company transactions and balances.

We have evaluated events that occurred after December 31, 2012 for recognition or disclosure in our financial statements and the notes to the financial statements.

Schedules may not foot due to rounding.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles of the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

Investments

We consider all fixed maturity securities "available for sale" and report them at fair value with unrealized gains or losses reported after-tax in accumulated other comprehensive income within shareholders' equity. We base the fair values of investments on prices quoted in the most active market for each security. If quoted prices are not available, we estimate fair value based on the fair value of comparable securities, discounted cash flow models or similar methods. We treat premium and discounts on mortgage-backed securities ("MBS"), collateralized mortgage obligations ("CMO"), collateralized loan obligations ("CLO") and asset-backed securities ("ABS") as a yield adjustment over the estimated life of the securities, adjusted for anticipated prepayments, using the interest method. We base prepayment assumptions on data from widely accepted third party data sources or internal estimates. We review the amortized cost and effective yield of the security periodically and adjust it to reflect actual prepayments and changes in expectations. For high credit quality MBS and ABS (those rated AA or above at the time of purchase), the adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For MBS and ABS rated below AA, we adjust the yield prospectively for any changes in estimated cash flows.

Gains or losses on securities are determined on the specific identification basis. When we consider impairment in the value of a specific investment other-than-temporary ("OTTI"), the cost basis of that investment is reduced. For fixed maturity securities that are other-than-temporarily impaired, we assess our intent to sell and the likelihood that we will be required to sell the security before recovery of our amortized cost. If a fixed maturity security is considered OTTI but we do not intend to and are not more than likely to be required to sell the security prior to its recovery to amortized cost, the amount of the impairment is separated into a credit loss component and the amount due to all other factors. The excess of the amortized cost over the present value of the expected cash flows determines the credit loss component of an impairment charge on a fixed maturity security. The present value is determined using the best estimate of cash flows discounted at (1) the effective interest rate implicit at the date of acquisition for non-structured securities or (2) the book yield for structured securities. The techniques and assumptions for determining the best estimate of cash flows varies depending on the type of security. We recognize the credit loss component of an impairment charge in net earnings and the non-credit component in accumulated other comprehensive income.

Securities having a fair value of approximately $27.5 million at December 31, 2012 were on deposit as required by regulatory authorities.

Cash and Cash Equivalents

We consider liquid investments having original maturities of three months or less when purchased to be cash equivalents for purposes of the financial statements.

Reinsurance

Our insurance subsidiaries cede reinsurance to other companies. To the extent that any reinsuring companies are unable to meet obligations under agreements covering reinsurance ceded, our insurance subsidiaries would remain liable. We estimate amounts recoverable from reinsurers in a manner consistent with the claim liability associated with the reinsured policies. Our insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force.

Deferred Policy Acquisition Costs ("DPAC")

We defer and charge against income ratably over the terms of the related policies policy acquisition costs (principally commissions, premium taxes and other marketing and underwriting expenses) related to the successful production of premium writings. The method followed in computing DPAC limits the amount of such costs to their estimated realizable value without any consideration for anticipated investment income. Each quarter, we evaluate the recoverability of these costs. The DPAC amortization expense recognized in the Consolidated Statements of Earnings during 2012, 2011 and 2010 was 80.1 million, $69.9 million and $60.1 million, respectively.

Goodwill

In accordance with the Goodwill topic of the FASB Accounting Standards Codification ("FASC"), we perform impairment test procedures for goodwill on an annual basis. These procedures require us to calculate the fair value of goodwill, compare the result to our carrying value and record the amount of any shortfall as an impairment charge.

We performed this test as of October 1, 2012 using a variety of methods, including estimates of future discounted cash flows and comparisons of our market value to that of our major competitors. Our cash flow projections rely on assumptions that are subject to uncertainty, including premium growth, loss and loss adjustment expense ratios, interest rates and capital requirements.

The October 1, 2012 test results indicated that the fair value of our goodwill exceeded our carrying value and therefore no impairment charge was required at that date. Additionally, there was no indication of impairment at December 31, 2012.

Unpaid Losses and Loss Adjustment Expenses ("LAE")

The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations; (c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. We have not reduced liabilities for unpaid losses and LAE for reinsurance recoverables; such recoverables are recorded separately as assets. Changes in estimates of the liabilities for losses and LAE are reflected in the Consolidated

Statements of Earnings in the period in which determined. In spite of the variability inherent in such estimates, we believe that the liabilities for unpaid losses and LAE are adequate.

Premium and Receivables

We earn insurance premium written over the terms of the policies on a pro rata basis. Unearned premium represents that portion of premium written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, we base unearned premium on reports received from such companies and organizations. We provide insurance and related services to individuals and small commercial accounts throughout the United States and offer a variety of payment plans. We establish an allowance for doubtful accounts based on the relationship, on a policy basis, between receivables and unearned premium, or an aging analysis of past due balances. We charge off premium due from insureds if not collected within 90 days of the policies' expiration or cancellation dates. However, even after we charge off premium, attempts to collect the premium continue.

Income Taxes

We file a consolidated federal income tax return, which includes all 80% and greater owned U.S. subsidiaries. We and our 80% and greater owned subsidiaries are parties to a tax allocation agreement, which designates how members of the tax group share tax payments. In general, each subsidiary agrees to pay us taxes computed on a separate company taxable income basis. We agree to pay each subsidiary for the tax benefit, if any, of net losses used by other members of the consolidated group.

We calculate deferred income taxes using the “asset and liability method.” Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis and are measured using enacted tax rates. We recognize deferred tax assets if it is more likely than not that a benefit will be realized. We aggregate current and deferred tax assets and liabilities on the Consolidated Balance Sheets.

Property and Equipment

We report property and equipment balances at cost less accumulated depreciation. Property and equipment, which consists of land, buildings, leasehold improvements, computer equipment, capitalized software and furniture and fixtures, was $39.3 million at December 31, 2012, net of accumulated depreciation of $45.3 million. We recognized $2.1 million, net of accumulated depreciation of $1.5 million, of equipment held under capital leases in other assets on the Consolidated Balance Sheets with the related lease obligations recorded in other liabilities. We compute depreciation over the estimated useful lives of the assets using the straight-line method. Property and equipment is a separate line item on the Consolidated Balance Sheets and we allocate the related expenses, including amortization of assets recorded under capital leases, to one or more of the following line items on the Consolidated Statements of Earnings depending on the asset: losses and LAE, commissions and other underwriting expenses, corporate general and administrative expenses or other expenses.

Benefit Plans

We provide retirement benefits to qualified employees and healthcare and life insurance benefits to eligible retirees. We also provide post-employment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

Recently Issued Accounting Standards

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standards update intended to reduce diversity in practice for the accounting of deferred policy acquisition costs. The guidance modifies the definition of acquisition costs to require that costs be directly related to the successful acquisition of a new or renewal insurance contract to be deferred. We adopted this standard as of January 1, 2012. Pursuant to the guidance, we elected to adopt this standard on a retrospective basis and recognized an adjustment to beginning retained earnings for the earliest period shown in the Consolidated Statements of Changes in Shareholders' Equity of $5.7 million, net of taxes.

The following table illustrates the effect of adopting this standard on the Consolidated Balance Sheets (in millions):

	December 31, 2011		
	As Reported	As Adjusted	Difference
Deferred policy acquisition costs	$ 89.9	$ 80.1	$ (9.8)
Current and deferred income taxes	7.3	10.7	3.4
Total assets	1,936.8	1,930.4	(6.4)
Shareholders' equity	668.2	661.8	(6.4)

The following table illustrates the effect of adopting this standard on the Consolidated Statements of Earnings (in millions, except per share amounts):

	Twelve months ended December 31,					
	2011			2010		
	As Reported	As Adjusted	Difference	As Reported	As Adjusted	Difference
Commissions and other underwriting expenses	$ 231.2	$ 231.6	$ 0.4	$ 205.0	$ 205.7	$ 0.7
Provision for income taxes	11.9	11.8	(0.1)	37.1	36.8	(0.2)
Net earnings	42.1	41.8	(0.2)	91.5	91.1	(0.5)
Net earnings per common share:						
Basic	$ 3.47	$ 3.45	$ (0.02)	$ 7.13	$ 7.09	$ (0.04)
Diluted	3.39	3.37	(0.02)	6.95	6.91	(0.04)

We also adjusted the Consolidated Statements of Cash Flows for these changes.

Presentation of Comprehensive Income

In June and December 2011, the FASB issued guidance amending the presentation of comprehensive income and its components. We adopted this standard as of January 1, 2012. Under the new guidance, a reporting entity has the option to present comprehensive income in a single continuous statement or in two separate but consecutive statements, as we elected. The impact of adoption was not material to our results of operations or financial position.

Amendments to Fair Value Measurement and Disclosure Requirements

In May 2011, the FASB issued guidance that clarifies the application of existing fair value measurement and disclosure requirements and amends certain fair value measurement principles, requirements and disclosures. We adopted this standard as of January 1, 2012. The impact of adoption was not material to our results of operations or financial position. Additional disclosures required by this standard are located in Note 2 to the Consolidated Financial Statements.

Intangibles – Goodwill and Other

In September 2011, the FASB issued guidance providing the option to first assess qualitative factors, such as macroeconomic conditions and industry and market considerations, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates impairment, an entity must perform the two-step goodwill impairment test. If an entity does not elect the option to perform the qualitative assessment, the guidance requiring the two-step goodwill impairment test is unchanged. We adopted this standard as of January 1, 2012. The impact of adoption had no impact on our results of operations or financial position.

Note 2 *Fair Value*

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

The following tables present, for each of the fair value hierarchy levels, our assets and liabilities for which we report fair value on a recurring basis (in thousands):

	Fair Value			
December 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 165,182	$ 0	$ 0	$ 165,182
Fixed maturity securities:				
U.S. government	81,825	0	3,712	85,537
Government-sponsored entities	22,140	0	0	22,140
State and municipal	0	457,113	0	457,113
Mortgage-backed securities:				
Residential	0	281,907	0	281,907
Commercial	0	13,768	0	13,768
Total mortgage-backed securities	$ 0	$ 295,675	$ 0	$ 295,675
Collateralized mortgage obligations	0	19,307	0	19,307
Asset-backed securities	0	79,257	0	79,257
Corporates	0	353,697	9,101	362,797
Total fixed maturities	$ 103,966	$ 1,205,049	$ 12,813	$ 1,321,828
Equity securities	73,106	0	0	73,106
Total	$ 342,254	$ 1,205,049	$ 12,813	$ 1,560,116
Percentage of total cash and investments	21.9%	77.2%	0.8%	100.0%

	Fair Value			
December 31, 2011	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 83,767	$ 0	$ 0	$ 83,767
Fixed maturity securities:				
U.S. government	122,901	458	4,438	127,798
Government-sponsored entities	0	56,170	0	56,170
State and municipal	0	409,388	0	409,388
Mortgage-backed securities:				
Residential	0	236,370	0	236,370
Commercial	0	20,369	0	20,369
Total mortgage-backed securities	$ 0	$ 256,739	$ 0	$ 256,739
Collateralized mortgage obligations	0	27,594	509	28,103
Asset-backed securities	0	48,628	0	48,628
Corporates	0	250,736	10,426	261,162
Total fixed maturities	$ 122,901	$ 1,049,712	$ 15,374	$ 1,187,987
Equity securities	36,929	0	0	36,930
Total	$ 243,598	$ 1,049,713	$ 15,374	$ 1,308,684
Percentage of total cash and investments	18.6%	80.2%	1.2%	100.0%

We do not report our long-term debt at fair value in the Consolidated Balance Sheets. The $288.9 million and $207.2 million fair value of our long-term debt at December 31, 2012 and December 31, 2011, respectively, would be included in Level 2 of the fair value hierarchy if it were reported at fair value.

Level 1 includes cash and cash equivalents, U.S. Treasury securities, an exchange-traded fund and equities invested in a rabbi trust. Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Level 3 securities are comprised of (i) securities for which there is no active or inactive market for similar instruments, (ii) securities whose fair value is determined based on unobservable inputs and (iii) securities, other than those backed by the U.S. Government, that are not rated by a nationally recognized statistical rating organization ("NRSRO"). Transfers between levels are recognized at the beginning of the reporting period.

A third party nationally recognized pricing service provides the fair value of securities in Level 2. We review the third party pricing methodologies quarterly and test for significant differences between the market price used to value the security and recent sales activity.

The following tables present the changes in the Level 3 fair value category (in thousands):

	Twelve months ended December 31, 2012						
	U.S. Government	State and Municipal	Mortgage-Backed Securities	Collateralized Mortgage Obligations	Corporates	Asset-backed Securities	Total
Balance at beginning of period	$ 4,438	$ 0	$ 0	$ 509	$ 10,426	$ 0	$ 15,374
Total gains or (losses), unrealized or realized							
Included in net earnings	(77)	(30)	0	(74)	269	0	87
Included in other comprehensive income	(52)	2,809	7,188	93	302	171	10,512
Purchases	0	4,002	0	0	0	4,005	8,007
Sales	0	0	0	(483)	(254)	0	(737)
Settlements	(597)	(2,750)	0	(44)	(2,337)	0	(5,728)
Transfers in	0	0	0	0	2,889	0	2,889
Transfers out	0	(4,031)	(7,188)	0	(2,195)	(4,176)	(17,591)
Balance at end of period	$ 3,712	$ 0	$ 0	$ 0	$ 9,101	$ 0	$ 12,813

	Twelve months ended December 31, 2011						
	U.S. Government	State and Municipal	Mortgage-Backed Securities	Collateralized Mortgage Obligations	Corporates	Asset-backed Securities	Total
Balance at beginning of period	$ 4,950	$ 0	$ 0	$ 1,043	$ 21,482	$ 0	$ 27,476
Total gains or (losses), unrealized or realized							
Included in net earnings	(20)	(7)	0	(1)	671	0	643
Included in other comprehensive income	62	4	35	19	34	0	153
Purchases	0	0	0	0	1,065	0	1,065
Sales	0	0	0	0	(206)	0	(206)
Settlements	(552)	0	(19)	(552)	(1,943)	0	(3,066)
Transfers in	0	2,189	1,751	0	0	0	3,940
Transfers out	0	(2,186)	(1,767)	0	(10,677)	0	(14,631)
Balance at end of period	$ 4,438	$ 0	$ 0	$ 509	$ 10,426	$ 0	$ 15,374

Of the $12.8 million fair value of securities in Level 3 at December 31, 2012, which consists of 13 securities, we priced 11 based on non-binding broker quotes. We manually calculated the price of the remaining securities, which have a combined fair value of $0.8 million. Quantitative information about the significant unobservable inputs used in the fair value measurement of these manually priced securities at December 31, 2012 is as follows (in millions):

	Fair Value	Valuation Technique	Unobservable Input	Value Used
Corporate bond	$ 0.1	Recovery rate[1]	Probability of default	100%
Corporate bond	0.7	Discounted cash flow	Comparable credit rating[2]	CCC+
Total	$ 0.8			

[1] Recovery rate for senior unsecured bonds as indicated in Moody's Investor's Service Annual Default Study: Corporate Default and Recovery Rates, 1920-2011.

[2] This bond is not rated, but is supported by JC Penney Corporation trust assets; therefore a JC Penney comparable bond rating is used.

The significant unobservable inputs used in the fair value measurement of our manually-priced corporate bonds are a probability of default assumption and an assigned credit rating. Significant changes in either of these inputs in isolation could result in a significant change in fair value measurement. Generally, a reduction in probability of default would increase security valuation. A change in the credit rating assumption would change the yield spread associated with that bond, and thus the yield used in discounting the cash flows to arrive at the security's valuation.

We transferred approximately $17.6 million and $14.6 million of securities in Level 3 to Level 2 during 2012 and 2011, respectively, because we obtained a price for those securities from a third party nationally recognized pricing service. We transferred approximately $2.9 million and $3.9 million of securities into Level 3 from Level 2 during 2012 and 2011, respectively, because we could not obtain a price from a third party nationally recognized pricing service or because a rating by a NRSRO was not available. There were no transfers between Levels 1 and 2 during 2012 or 2011.

The gains or losses included in net earnings are included in the line item net realized gains (losses) on investments in the Consolidated Statements of Earnings. We recognize the net gains or losses included in other comprehensive income in the line item unrealized gains (losses) on investments, net in the Consolidated Statements of Comprehensive Income and the line item change in unrealized gain on investments or the line item change in non-credit component of impairment losses on fixed maturities in the Consolidated Statements of Changes in Shareholders' Equity.

The following table presents the carrying value and estimated fair value of our financial instruments (in thousands):

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Cash and cash equivalents	$ 165,182	$ 165,182	$ 83,767	$ 83,767
Available-for-sale securities				
Fixed maturities	1,321,828	1,321,828	1,187,987	1,187,987
Equity securities	73,106	73,106	36,930	36,930
Total cash and investments	$ 1,560,116	$ 1,560,116	$ 1,308,684	$ 1,308,684
Liabilities:				
Long-term debt	$ 275,000	$ 288,879	$ 194,810	$ 207,246

See Note 3 to the Consolidated Financial Statements for additional information on investments and Note 4 for additional information on long-term debt.

Note 3 *Investments*

We consider all fixed maturity and equity securities to be available-for-sale and report them at fair value with the net unrealized gains or losses reported after-tax (net of any valuation allowance) as a component of other comprehensive income. The proceeds from sales of securities for the twelve months ended December 31, 2012 were $491.6 million. These proceeds are net of $48.5 million of receivable for securities sold during 2012 that had not settled at December 31, 2012. The proceeds from sales of securities for the twelve months ended December 31, 2011 were $262.2 million. These proceeds are net of $1.2 million of receivable for securities sold during 2011 that had not settled at December 31, 2011. Gains or losses on securities are determined on a specific identification basis.

Summarized information for the major categories of our investment portfolio follows (in thousands):

	December 31, 2012				
	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	OTTI Recognized in Accumulated OCI[1]
Fixed maturities:					
U.S. government	$ 83,320	$ 2,225	$ (8)	$ 85,537	$ 0
Government-sponsored enterprises	21,401	740	0	22,140	0
State and municipal	438,367	19,109	(364)	457,113	0
Mortgage-backed securities:					
Residential	275,668	6,511	(272)	281,907	0
Commercial	13,023	749	(3)	13,768	0
Total mortgage-backed securities	$ 288,691	$ 7,259	$ (275)	$ 295,675	$ 0
Collateralized mortgage obligations	18,847	469	(9)	19,307	0
Asset-backed securities	78,931	435	(109)	79,257	(51)
Corporates	348,494	14,807	(503)	362,797	(625)
Total fixed maturities	$ 1,278,051	$ 45,045	$ (1,268)	$ 1,321,828	$ (676)
Equity securities	69,992	3,115	0	73,106	0
Total	$ 1,348,042	$ 48,160	$ (1,268)	$ 1,394,934	$ (676)

	December 31, 2011				
	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	OTTI Recognized in Accumulated OCI[1]
Fixed maturities:					
U.S. government	$ 124,378	$ 3,428	$ (8)	$ 127,798	$ 0
Government-sponsored enterprises	55,220	958	(9)	56,170	0
State and municipal	391,436	18,016	(63)	409,388	(70)
Mortgage-backed securities:					
Residential	225,506	10,878	(14)	236,370	(1,157)
Commercial	19,751	760	(142)	20,369	(11)
Total mortgage-backed securities	$ 245,257	$ 11,638	$ (156)	$ 256,739	$ (1,168)
Collateralized mortgage obligations	27,447	757	(102)	28,103	(515)
Asset-backed securities	48,403	368	(143)	48,628	(8)
Corporates	252,546	9,688	(1,072)	261,162	(1,949)
Total fixed maturities	$ 1,144,687	$ 44,853	$ (1,553)	$ 1,187,987	$ (3,711)
Equity securities	26,413	10,554	(38)	36,930	0
Total	$ 1,171,100	$ 55,408	$ (1,590)	$ 1,224,917	$ (3,711)

(1) The total non-credit portion of OTTI recognized in Accumulated OCI reflecting the original non-credit loss at the time the credit impairment was determined.

The following table sets forth the amount of unrealized loss by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands). These tables exclude an unrealized loss of $37.7 thousand at

December 31, 2011 on equities invested in a rabbi trust.

December 31, 2012	Less than 12 Months				12 Months or More			
	Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Losses as % of Cost	Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Losses as % of Cost
Fixed maturities:								
U.S. government	3	$ 11,758	$ (8)	0.1%	0	$ 0	$ 0	0.0%
Government-sponsored enterprises	0	0	0	0.0%	0	0	0	0.0%
State and municipal	32	52,399	(364)	0.7%	0	0	0	0.0%
Mortgage-backed securities:								
Residential	42	75,927	(272)	0.4%	0	0	0	0.0%
Commercial	1	73	0	0.6%	1	259	(3)	1.1%
Total mortgage-backed securities	43	$ 76,000	$ (272)	0.4%	1	$ 259	$ (3)	1.1%
Collateralized mortgage obligations	2	1,264	(9)	0.7%	0	0	0	0.0%
Asset-backed securities	6	11,941	(57)	0.5%	2	6,138	(52)	0.8%
Corporate	58	70,540	(503)	0.7%	0	0	0	0.0%
Total fixed maturities	144	$223,903	$ (1,213)	0.5%	3	$ 6,397	$ (55)	0.8%
Equity securities	0	0	0	0.0%	0	0	0	0.0%
Total	144	$223,903	$ (1,213)	0.5%	3	$ 6,397	$ (55)	0.8%

December 31, 2011	Less than 12 Months				12 Months or More			
	Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Losses as % of Cost	Number of Securities with Unrealized Losses	Fair Value	Gross Unrealized Losses	Unrealized Losses as % of Cost
Fixed maturities:								
U.S. government	1	$ 557	$ (8)	1.4%	0	$ 0	$ 0	0.0%
Government-sponsored enterprises	1	5,032	(9)	0.2%	0	0	0	0.0%
State and municipal	5	7,841	(36)	0.5%	2	2,885	(28)	0.9%
Mortgage-backed securities:								
Residential	1	10,481	(14)	0.1%	0	0	0	0.0%
Commercial	2	1,926	(7)	0.4%	5	4,505	(135)	2.9%
Total mortgage-backed securities	3	$ 12,407	$ (21)	0.2%	5	$ 4,505	$ (135)	2.9%
Collateralized mortgage obligations	4	2,714	(9)	0.3%	1	509	(93)	15.5%
Asset-backed securities	6	13,653	(143)	1.0%	1	433	0	0.1%
Corporate	43	44,695	(1,057)	2.3%	1	721	(15)	2.0%
Total fixed maturities	63	$ 86,899	$ (1,282)	1.5%	10	$ 9,053	$ (271)	2.9%
Equity securities	0	0	0	0.0%	0	0	0	0.0%
Total	63	$ 86,899	$ (1,282)	1.5%	10	$ 9,053	$ (271)	2.9%

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. Factors we considered and resources we used in our determination include:

- the intent to sell the security;
- whether it is more likely than not that there will be a requirement to sell the security before its anticipated recovery;
- whether the unrealized loss is credit-driven or a result of changes in market interest rates;
- the length of time the security's market value has been below its cost;
- the extent to which fair value is less than cost basis;
- historical operating, balance sheet and cash flow data contained in issuer SEC filings;
- issuer news releases;
- near-term prospects for improvement in the issuer and/or its industry;
- industry research and communications with industry specialists; and
- third-party research and credit rating reports.

We regularly evaluate for potential impairment each security position that has any of the following: a fair value of less than 95% of its book value, an unrealized loss that equals or exceeds $100,000 or one or more impairment charges recorded in the past. In addition, we review positions held related to an issuer of a previously impaired security.

The following table summarizes those securities, excluding the rabbi trust, with unrealized gains or losses:

	December 31, 2012	December 31, 2011
Number of positions held with unrealized:		
Gains	749	583
Losses	147	73
Number of positions held that individually exceed unrealized:		
Gains of $500,000	3	5
Losses of $500,000	0	0
Percentage of positions held with unrealized:		
Gains that were investment grade	81%	81%
Losses that were investment grade	86%	67%
Percentage of fair value held with unrealized:		
Gains that were investment grade	92%	95%
Losses that were investment grade	93%	90%

The following table sets forth the amount of unrealized losses, excluding the rabbi trust, by age and severity at December 31, 2012 (in thousands):

	Fair Value of Securities with Unrealized Losses	Total Gross Unrealized Losses	Less Than 5%*	5% - 10%*	Total Gross Greater Than 10%*
Age of Unrealized Losses:					
Less than or equal to:					
Three months	$ 213,816	$ (1,097)	$ (1,074)	$ (22)	$ 0
Six months	4,057	(38)	(38)	0	0
Nine months	5,313	(70)	(70)	0	0
Twelve months	717	(8)	(8)	0	0
Greater than twelve months	6,397	(55)	(55)	0	0
Total	$ 230,300	$ (1,268)	$ (1,246)	$ (22)	$ 0

* As a percentage of amortized cost or cost.

The change in unrealized gains (losses) on securities included the following (in thousands):

	Pretax			
	Fixed Maturities	Equity Securities	Tax Effects	Net
December 31, 2012				
Unrealized holding gains (losses) on securities arising during the period	$ 10,678	$ 6,451	$ (5,995)	$ 11,134
Realized (gains) losses included in net earnings[1]	(11,594)	(13,853)	8,907	(16,541)
Impairment losses recognized in net earnings	1,393	0	(487)	905
Change in unrealized gain (loss) on securities, net	$ 476	$ (7,402)	$ 2,424	$ (4,502)
December 31, 2011				
Unrealized holding gains (losses) on securities arising during the period	$ 25,233	$ 299	$ (8,936)	$ 16,596
Realized (gains) losses included in net earnings	(7,295)	(2,750)	3,516	(6,529)
Impairment losses recognized in net earnings	1,447	0	(506)	940
Change in unrealized gain (loss) on securities, net	$ 19,384	$ (2,451)	$ (5,927)	$ 11,007
December 31, 2010				
Unrealized holding gains (losses) on securities arising during the period	$ 12,521	$ 5,776	$ (6,404)	$ 11,893
Realized (gains) losses included in net earnings	(12,423)	(921)	4,670	(8,674)
Impairment losses recognized in net earnings	2,902	4	(1,017)	1,889
Change in unrealized gain (loss) on securities, net	$ 3,000	$ 4,859	$ (2,751)	$ 5,108

(1) The tax effect is exclusive of the release of the deferred tax valuation allowance of $6.4 million in 2012.

For fixed maturity securities that are other-than-temporarily impaired, we assess our intent to sell and the likelihood that we will be required to sell the security before recovery of our amortized cost. If a fixed maturity security is considered other-than temporarily impaired but we do not intend to and are not more than likely to be required to sell the security before our recovery to amortized cost, we separate the amount of the impairment into a credit loss component and the amount due to all other factors. The excess of the amortized cost over the present value of the expected cash flows determines the credit loss component of an impairment charge on a fixed maturity security. The present value is determined using the best estimate of cash flows discounted at (1) the effective interest rate implicit at the date of acquisition for non-structured securities or (2) the book yield for structured securities. The techniques and assumptions for determining the best estimate of cash flows vary depending on the type of security. We recognize the credit loss component of an impairment charge in net earnings and the noncredit component in accumulated other comprehensive income. If we intend to sell or will, more likely than not, be required to sell a security, we treat the entire amount of the impairment as a credit loss.

The following table is a progression of credit losses on fixed maturity securities that were bifurcated between a credit and noncredit component (in thousands):

	2012	2011
Balance at beginning of year	$ 1,728	$ 1,828
Additions for:		
Previously impaired securities	0	37
Newly impaired securities	110	705
Reductions for:		
Securities sold and paydowns	(971)	(842)
Securities that no longer have a non-credit component	(735)	0
Balance at end of year	$ 131	$ 1,728

The table below sets forth the scheduled maturities of fixed maturity securities at December 31, 2012, based on their fair values (in thousands). We report securities that do not have a single maturity date at average maturity. Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Fair Value				Amortized Cost
Maturity	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities	All Fixed Maturity Securities
One year or less	$ 40,870	$ 886	$ 1,097	$ 42,853	$ 42,041
After one year through five years	473,666	69,184	129	542,980	523,562
After five years through ten years	229,987	49,446	0	279,432	266,181
After ten years	47,142	15,182	0	62,323	59,799
Mortgage-backed, asset-backed and collateralized mortgage obligations	298,637	95,602	0	394,239	386,469
Total	$ 1,090,302	$ 230,300	$ 1,226	$ 1,321,828	$ 1,278,051

Net Investment Income

The following table shows investment income earned and investment expenses incurred (in thousands):

	Twelve months ended December 31,		
	2012	2011	2010
Investment income:			
Interest income on fixed maturities, cash and cash equivalents	$ 38,234	$ 41,900	$ 45,813
Dividends on equity securities	1,415	693	853
Gross investment income	$ 39,649	$ 42,593	$ 46,666
Investment expenses	(2,077)	(2,036)	(2,033)
Net investment income	$ 37,571	$ 40,557	$ 44,633

Note 4 *Long-Term Debt*

In February 2004, we issued $200 million principal of senior notes due February 2014 (the "5.5% Senior Notes"). The 5.5% Senior Notes accrued interest at an effective yield of 5.55% and bore a coupon of 5.5%, payable semiannually. At the time we issued the Senior Notes, we capitalized $2.1 million of debt issuance costs, which we amortized over the term of the 5.5% Senior Notes. During 2009, we repurchased $5.0 million of the 5.5% Senior Notes, bringing the outstanding principal to $195.0 million. The 5.5% Senior Notes were fully redeemed on October 17, 2012 at a price of 106.729%, or $208.1 million, plus accrued interest of $1.8 million. The remaining $0.4 million issuance costs were written off at redemption.

In September 2012, we issued $275 million principal of senior notes due September 2022 (the "5.0% Senior Notes"). The 5.0% Senior Notes accrue interest at 5.0%, payable semiannually. At the time we issued the 5.0% Senior Notes, we capitalized $2.2 million of debt issuance costs, which we are amortizing over the term of the 5.0% Senior Notes. We calculated the December 31, 2012 fair value of $288.9 million using a 260 basis point spread to the ten year U.S. Treasury Note of 1.758%.

We paid interest on long-term debt of $12.5 million, $10.7 million and $10.7 million for the twelve months ended December 31, 2012, 2011 and 2010, respectively.

In August 2011, we renewed our agreement for a $50 million three-year revolving credit facility (the "Credit Agreement") that requires us to meet certain financial and other covenants. We are currently in compliance with all covenants under the Credit Agreement. At December 31, 2012, there were no borrowings outstanding under the Credit Agreement.

Note 5 *Income Taxes*

In the years 2012, 2011 and 2010, we paid $9.0 million, $9.2 million and $44.0 million, respectively, in taxes. The following is a reconciliation of income taxes at the statutory rate of 35.0% to the effective provision for income taxes as shown in the Consolidated Statements of Earnings (in thousands):

	Twelve Months December 31,		
	2012	2011 (as adjusted, see Note 1)	2010 (as adjusted, see Note 1)
Earnings before income taxes	$ 22,088	$ 53,624	$ 127,882
Income taxes at statutory rate	7,731	18,768	44,759
Effect of:			
Dividends-received deduction	(296)	(145)	(167)
Tax-exempt interest	(3,294)	(3,510)	(3,559)
Adjustment to valuation allowance	(6,402)	(3,507)	(4,173)
Other	30	184	(39)
Provision for income taxes as shown on the Consolidated Statements of Earnings	$ (2,231)	$ 11,791	$ 36,820
GAAP effective tax rate	(10.1)%	22.0%	28.8%

The total income tax provision (benefit) consists of (in thousands):

	2012	2011 (as adjusted, see Note 1)	2010 (as adjusted, see Note 1)
Current	$ 3,605	$ 12,416	$ 36,836
Deferred	(5,836)	(625)	(15)
Provision for income taxes	$ (2,231)	$ 11,791	$ 36,820

We generated capital losses in 2007 and 2009 that were fully utilized in 2010 and 2011. The deferred tax asset relating to the capital loss carryforward was fully offset by a valuation allowance. The valuation allowance was released through the provision for income taxes as the capital loss carryforward was utilized each year, with the final release occurring in 2011.

A full valuation allowance was also maintained on the deferred tax asset relating to the credit portion of the reserve for other-than-temporarily impaired securities. Increases or decreases to the deferred tax asset relating to the reserve for other-than-temporarily impaired securities generated increases or decreases to the valuation allowance, which were reported in the provision for income taxes.

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets were as follows (in thousands):

	As of December 31,	
	2012	2011
Deferred tax assets:		
Discount on loss reserves	$ 9,066	$ 8,908
Unearned premium reserve	37,485	33,068
Investment securities – basis differences OTTI	0	6,402
Bad debts	5,670	4,762
Accrued bonuses	2,269	2,908
Deferred compensation	4,356	3,879
Other	9,044	5,826
Gross deferred tax assets	$ 67,891	$ 65,753
Valuation allowance for OTTI	0	(6,402)
Valuation allowance for deferred tax assets	(213)	(213)
	$ 67,677	$ 59,138
Deferred tax liabilities:		
Deferred policy acquisition costs	$ (30,888)	$ (28,025)
Investment securities – unrealized gains	(16,412)	(18,836)
Other	(1,138)	(1,818)
Total deferred tax liabilities	$ (48,438)	$ (48,679)
Net deferred tax assets	$ 19,240	$ 10,459
Current income taxes	6,558	270
Current and deferred income taxes	$ 25,798	$ 10,728

In 2011, we reduced the gross deferred tax assets by a valuation allowance based on an analysis of the likelihood of realization of the portion of the basis difference on securities relating to the reserve for other-than-temporarily impaired securities. In 2012 a security which accounted for approximately 77% of the balance in the reserve for other-than-temporarily impaired securities was sold. As of December 31, 2012, management determined that it was more-likely-than-not that the deferred tax asset relating to the reserve for other-than-temporarily impaired securities would be realized and the valuation allowance was released through the provision for income taxes. Factors that were considered in assessing the need for a valuation allowance on ordinary and capital deferred tax assets include: (i) the likelihood of generating larger amounts of ordinary and capital taxable income in the future to allow for the utilization of deductible temporary differences, (ii) sufficient ordinary and capital income in prior years against which operating or capital loss carrybacks could be utilized and (iii) opportunities to generate capital gains from sales of appreciated assets to allow for utilization of net capital loss carryforward. We review the likelihood of realizing deferred tax assets periodically and make any adjustment required to the valuation allowance in the period in which the developments on which they are based become known.

We did not have any gross unrecognized tax benefits that would exceed a materiality threshold and therefore, there was no reduction to Retained Earnings in our Consolidated Balance Sheets at January 1, 2012. The gross unrecognized tax benefit did not exceed the materiality threshold as of December 31, 2012.

The Company is not currently under examination by the IRS and the statute of limitations has expired for all years prior to 2009.

Note 6 ***Computation of Net Earnings per Share***

The following table illustrates our computations of basic and diluted net earnings per common share (in thousands, except per share figures):

	Twelve months ended December 31,		
	2012	2011 (as adjusted, see Note 1)	2010 (as adjusted, see Note 1)
Net earnings	$ 24,319	$ 41,833	$ 91,062
Average basic shares outstanding	11,660	12,111	12,843
Basic net earnings per share	$ 2.09	$ 3.45	$ 7.09
Average basic shares outstanding	11,660	12,111	12,843
Restricted stock not vested	28	72	72
Dilutive effect of assumed option exercises	97	117	146
Dilutive effect of Performance Share Plan	156	114	109
Average diluted shares outstanding	11,941	12,414	13,170
Diluted net earnings per share	$ 2.04	$ 3.37	$ 6.91

Note 7 ***Share-Based Compensation***

Restricted Stock Plan

We established the Restricted Stock Plan in 2002 and amended it on July 31, 2007. There are 500,000 shares of our common stock reserved for issuance under the Restricted Stock Plan, of which we have issued 278,843 shares as of December 31, 2012. We expense the fair value of shares issued under the Restricted Stock Plan over the vesting periods of the awards based on the market value of our stock on the date of grant.

The following table sets forth the restricted stock activity for the year ended December 31, 2012:

Restricted Stock	Number of Shares	Weighted-average Grant Date Fair Value
Non-vested as of January 1, 2012	72,234	$49.44
Granted	0	$0.00
Vested	0	$0.00
Forfeited	0	$0.00
Non-vested as of December 31, 2012	72,234	$49.44

On July 31, 2007, our Compensation Committee ("Committee") approved the grant of 72,234 shares of restricted stock to certain officers under the Restricted Stock Plan. These shares of restricted stock vested in full on July 31, 2011. On August 2, 2011, the Committee approved the grant of an additional 72,234 shares of restricted stock to certain officers under the Restricted Stock Plan. These shares will vest in full on August 2, 2014. During the vesting period, the shares of restricted stock will not have voting rights and will accrue dividends, which we will not pay until the shares have vested. We treat the restricted shares as issued and outstanding for calculation of diluted earnings per share only. Until fully vested, we will not consider the shares issued and outstanding for purposes of the basic earnings per share calculation.

Non-employee Directors' Stock Ownership Plan

In May 2005, our shareholders approved the Non-employee Directors' Stock Ownership Plan ("Directors' Plan"). The purpose of the Directors' Plan is to include our common stock as part of the compensation provided to our non-employee directors and to provide for stock ownership requirements for our non-employee directors. There are 200,000 shares of our common stock reserved for issuance under the Directors' Plan, of which we have issued 49,461 shares as of December 31, 2012. Under the terms of the Directors' Plan, we grant shares on or about June 1 of each year and we restrict these shares from sale or transfer by any recipient for six months from the date of grant. In June of 2012, 2011 and 2010, we issued 5,502, 6,657 and 7,672 shares of our common stock, respectively, valued pursuant to the Directors' Plan at $300,000, $350,000 and $350,000, to our non-employee directors. We treat participants' shares as issued and outstanding for basic and diluted earnings per share calculations.

Employee Stock Purchase Plan

We established our Employee Stock Purchase Plan ("ESPP") in 2004 and amended and restated it on August 3, 2010. Under the ESPP, all eligible full-time employees may purchase shares of our common stock at a 15% discount to the current market price. Employees may allocate up to 25% of their base salary with a maximum annual participation amount of $25,000. If a participant sells any shares purchased under the ESPP within one year, we preclude that employee from participating in the ESPP for one year from the date of sale. The source of shares issued to participants is treasury shares or authorized but previously unissued shares. The maximum number of shares that we may issue under the ESPP may not exceed 1,000,000, of which we have issued 54,060 as of December 31, 2012. Our ESPP is qualified under Section 423 of the Internal Revenue Code of 1986, as amended. We treat participants' shares as issued and outstanding for basic and diluted earnings per share calculations.

Performance Share Plan

Our shareholders approved the Performance Share Plan ("PSP") on May 20, 2008 and an amended and restated PSP on May 26, 2010. The purpose of the PSP is to align further the interest of management with our long-term shareholders by including performance-based compensation, payable in shares of common stock, as a component of an executive's annual compensation. The Committee administers the PSP and (i) establishes the performance goals, which may include but are not limited to, combined ratio, premium growth, growth within certain specific geographic areas and earnings per share or return on equity over the course of the upcoming three year period, (ii) determines the PSP participants, (iii) sets the performance share units to be awarded to such participants, and (iv) sets the rate at which performance share units will convert to shares of common stock based upon attainment of the performance goals. The number of shares of common stock that we may issue under the PSP is limited to 500,000 shares. In April 2012 and April 2011, we issued 49,098 and 32,957 shares, respectively, under the PSP.

Stock Option Plan

We established our Stock Option Plan (the "SOP") with 2,000,000 shares (subject to anti-dilution provisions) of our common stock reserved for issuance under the SOP. The Committee administers the plan. Each member of the Committee is an "outside director," as defined under Section 162(m) of the Code and is a "Non-employee Director" as defined in Rule 16b-3(b) promulgated under the Securities Exchange Act of 1934.

We amended and restated the SOP on May 20, 2008 to prohibit any future grant of stock options from the plan after that date. We amended the plan again on August 2, 2011. We have not granted options under this plan since 2004. We generally granted options with an exercise price equal to the closing price of our stock at the date of grant with a 10 years contractual life. All of the options under this plan have fully vested. Subject to specific limitations contained in the SOP, our Board of Directors has the ability to amend, suspend or terminate the plan at any time without shareholder approval. The SOP will continue in effect until the exercise or expiration of all options granted under the SOP.

As permitted by the Stock Compensation topic of the FASB Accounting Standards Codification, we used the modified Black-Scholes model to estimate the value of employee stock options on the date of grant that used the assumptions noted below. We base expected volatilities on historical volatilities of our stock. We judgmentally selected the expected option life to be 7.5 years, which is also the midpoint between the last vesting date and the end of the contractual term. We based the risk-free rate for periods within the contractual life of the options on the U.S. Treasury yield curve in effect at the time of grant. We based the dividend yield on expected dividends at the time of grant.

Optionees must make payment for shares purchased upon exercise of an option in cash. Optionees are permitted to make payment by delivery of shares of common stock already owned by the optionee having a fair market value equal to the cash option price of the shares, by assigning the proceeds of a sale or loan with respect to some or all of the shares being acquired (subject to applicable law), by a combination of the foregoing or by any other method. We have a policy of issuing new stock for the exercise of stock options.

Persons who received options incurred no federal income tax liability at the time of grant. Persons exercising nonqualified options recognize taxable income, and we have a tax deduction at the time of exercise to the extent of the difference between market price on the day of exercise and the exercise price. Persons exercising incentive stock options defer the recognition of taxable income until they sell the underlying common stock. Sales within two years of the date of grant or one year of the date of exercise result in taxable income to the holder and a deduction for us, both measured by the difference between the market price at the time of sale and the exercise price. Sales after such period are treated as capital transactions to the holder, and we receive no deduction. The foregoing is only a summary of the federal income tax rules applicable to options granted under the plan and is not intended to be complete. In addition, this summary does not discuss the effect of the income or other tax laws of any state or foreign country in which a participant may reside.

There were no options granted during 2012, 2011 or 2010. We estimated the weighted-average grant date fair value of options granted during 2004 and 2003 using the modified Black-Scholes valuation model and the following weighted-average assumptions:

	2004 Grants	2003 Grants
Weighted-average grant date fair value	$ 13.87	$ 5.97
Dividend yield	0.7%	1.4%
Expected volatility	33.0%	33.0%
Risk-free interest rate	4.3%	4.0%
Expected life (in years)	7.5	7.5
Weighted-average grant exercise price	$ 33.56	$ 16.11
Outstanding as of December 31, 2012	78,300	13,057

The following table describes activity for our SOP for the twelve-month period ended December 31, 2012:

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Term (in years)	Aggregate Intrinsic Value (a) (in millions)
Outstanding as of January 1, 2012	192,455	$ 23.40		
Granted	0	—		
Exercised	(101,098)	16.23		
Forfeited	0	—		
Outstanding as of December 31, 2012	91,357	$ 31.32	0.99	$ 2.5
Vested as of December 31, 2012	91,357	$ 31.32	0.99	$ 2.5
Exercisable as of December 31, 2012	91,357	$ 31.32	0.99	$ 2.5

(a) The intrinsic value for the stock options is calculated based on the difference between the exercise price of the underlying awards and our closing stock price as of the reporting date.

Cash received from option exercises for the years ended December 31, 2012, 2011 and 2010 were $0.6 million, $0.9 million and $0.9 million, respectively. The actual tax benefit realized for the tax deductions from options exercised for the years ended December 31, 2012, 2011 and 2010 totaled $0.7 million, $0.5 million and $0.4 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010, was approximately $3.9 million, $1.8 million and $1.9 million, respectively.

In 2012, senior executives of the company, including the CEO, surrendered to the company 18,159 shares of stock they owned in order to exercise 62,290 options.

We have a policy of issuing new stock for the exercise of options.

The amount of total compensation cost, by plan, for share-based compensation arrangements was as follows (in thousands):

	Twelve months ended December 31,					
	2012		2011		2010	
	Expense Recognized in Earnings	Tax Benefit	Expense Recognized in Earnings	Tax Benefit	Expense Recognized in Earnings	Tax Benefit
Restricted Stock Plan	$ 1,190	$ 417	$ 960	$ 336	$ 795	$ 278
Non-employee Directors' Stock Ownership Plan	300	105	350	123	350	123
Employee Stock Purchase Plan	55	0	42	0	36	0
Performance Share Plan	1,704	596	2,872	1,005	2,330	816
Total	$ 3,249	$ 1,118	$ 4,224	$ 1,464	$ 3,511	$ 1,216

Note 8 *Benefit Plans*

We provide retirement benefits for all eligible employees by matching contributions made on participants' discretionary basis to participants' accounts in our qualified 401(k) Retirement Plan. Eligible employees may contribute up to a maximum of the lesser of $17,000 per year or 25% of the participant's salary in 2012. Participants age 50 or over at the end of the calendar year may make an additional elective deferral contribution of up to $5,500 for 2012. These additional contributions (commonly referred to as catch-up contributions) are not subject to the general limits that apply to 401(k) plans. The matching percentage made by us was 100% of participants' contributions up to a ceiling of 4% and 50% of the next 2% of contributions with a maximum match of $12,500 in 2012. The plan expense was $4.6 million, $4.0 million and $3.7 million for the twelve-month periods ended December 31, 2012, 2011 and 2010, respectively.

Our Supplemental Employee Retirement Plan ("SERP") is a non-qualified deferred compensation plan that enables eligible employees to contribute and to receive employer-matching contributions that the provisions of the 401(k) Retirement Plan or laws preclude due to limits on compensation. We amended the SERP effective January 1, 2010 to permit participants to make contributions and to permit us to make matching contributions on compensation that exceeds the statutory annual compensation limit of $250,000 for qualified defined contribution plans. We contributed $0.1 million to the SERP for each of the years ended December 31, 2012, 2011 and 2010. We maintain a rabbi trust that includes investments to fund the SERP. As of December 31, 2012, investments in the rabbi trust totaled $1.0 million. We reflected these investments at fair value as equity securities on the Consolidated Balance Sheets.

We maintain a non-qualified deferred compensation plan for certain highly compensated employees, which permits the participants to defer a portion of their salaries and bonuses. The deferred amounts accrue interest at our approximate long-term borrowing rate. The deferred amounts are our general obligation liability and amounted to $12.4 million, $11.1 million and $9.2 million at December 31, 2012, 2011 and 2010, respectively. We credited interest of approximately $0.6 million, $0.5 million and $0.5 million for these same periods.

We also provide post-retirement medical and life insurance benefits to certain eligible retirees. During 2006, we determined that the benefits provided under this plan were actuarially equivalent to those benefits provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA"). Our calculation of the accumulated post-retirement benefit obligation ("APBO") as of December 31, 2012, 2011 and 2010 does not reflect the government subsidy provided by the MMA, other than as reflected in the insured over 65 rates going forward.

Unrecognized actuarial gains of $0.3 million ($0.2 million net of tax) and prior service costs of $1.2 million ($0.8 million net of tax) that have not yet been recognized in net periodic post-retirement benefit cost are included in accumulated other comprehensive income at December 31, 2012. We expect to recognize no actuarial gain and $0.2 million of amortization of prior service costs in net periodic post-retirement benefit income during the fiscal year ended December 31, 2013.

We recognized the unfunded status of the APBO plan of $5.0 million at December 31, 2012 in the Consolidated Balance Sheets. We expect no plan assets to be returned to us during the fiscal year ended December 31, 2013.

The following tables show data related to the APBO plan (in thousands):

	2012	2011
Net benefit obligation at beginning of year	$ 3,526	$ 3,305
Service cost	119	102
Interest cost	136	164
Participant contributions	23	39
Plan amendment	1,224	0
Assumption change	285	357
Actuarial (gain) loss	(45)	(149)
Gross benefits paid	(264)	(292)
Net benefit obligation at end of year	$ 5,004	$ 3,526

The $1.2 million plan amendment relates to a modification in the premium charged to eligible retirees.

The following table discloses the components of net periodic post-retirement benefit cost (in thousands):

	2012	2011	2010
Service cost	$ 119	$ 102	$ 91
Interest cost	136	164	170
Amortization of prior service cost	0	0	(27)
Amortization of net cumulative (gain)/loss	(23)	(63)	(80)
Net periodic post-retirement benefit cost	$ 232	$ 202	$ 155

The following table discloses discount rates used to determine benefit obligations:

	2012	2011	2010
Discount rate	3.30%	4.00%	5.15%

The weighted average health care cost trend rate used in measuring the accumulated post-retirement benefit cost is 8.0% for 2013, declining to 6.0% in 2035.

The following table discloses the effects of a hypothetical one percentage point increase and the effects of a hypothetical one percentage point decrease in the assumed healthcare trend rate (in thousands):

	2012	2011	2010
A one percentage point hypothetical change in the assumed healthcare trend rate would have the following effect on the post-retirement benefit obligations:			
1% increase	$ 389	311	$ 270
1% decrease	(363)	(276)	(242)
A one percentage point hypothetical change in the assumed healthcare trend rate would have the following effect on the aggregate of the service and interest cost components of net periodic post-retirement healthcare benefit costs:			
1% increase	$ 56	35	$ 31
1% decrease	(49)	(29)	(27)

The following table reconciles the beginning and ending balances of the fair value of plan assets for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011
Fair value of plan assets at beginning of year	$ 0	$ 0
Employer contributions	241	253
Participant contributions	23	39
Gross benefits paid	(264)	(292)
Fair value of plan assets at end of year	$ 0	$ 0

The following table presents the funded status and the amounts recognized in the Consolidated Balance Sheets (in thousands):

	2012	2011
Fair value of plan assets	$ 0	$ 0
Benefit obligations	(5,004)	(3,526)
Funded status at end of year	$ (5,004)	$ (3,526)
Contributions made after the measurement date	0	0
Unrecognized actuarial net (gain) loss	0	0
Unrecognized prior service cost	0	0
Net amount recognized at end of year	$ (5,004)	$ (3,526)

The following table presents the ten-year forecast and best estimate of expected benefit payments (in thousands):

	2012		2011		2010
2013	$ 315	2012	$ 241	2011	$ 253
2014	341	2013	250	2012	260
2015	356	2014	258	2013	268
2016	390	2015	258	2014	267
2017	395	2016	264	2015	271
2018-2022	2,474	2017-2021	1,318	2016-2020	1,371
Ten Year Total	$ 4,270		$ 2,590		$ 2,690

Our best estimate of contributions expected to be paid to the plan during the fiscal year beginning January 1, 2013 is $0.3 million.

Note 9 *Quarterly Operating Results (Unaudited)*

While we recognize insurance premium on a relatively level basis, claim losses related to adverse weather (snow, hail, hurricanes, tornadoes, etc.) may be seasonal. Quarterly results rely heavily on estimates and are not necessarily indicative of results for longer periods.

The following are quarterly results of our consolidated operations for the three years ended December 31, 2012 (in thousands, except per share amounts):

	1st Quarter (as adjusted, see Note 1)		2nd Quarter (as adjusted, see Note 1)		3rd Quarter (as adjusted, see Note 1)		4th Quarter (as adjusted, see Note 1)		Total Year (as adjusted, see Note 1)
2012									
Revenues	$	287,402	$	305,983	$	313,734	$	342,515	$ 1,249,633
Net earnings		4,294		6,954		5,154		7,917	24,319
Net earnings per share:									
Basic	$	0.37	$	0.59	$	0.44	$	0.68	$ 2.09
Diluted		0.35		0.58		0.43		0.67	2.04
2011									
Revenues	$	252,288	$	264,209	$	266,127	$	289,992	$ 1,072,616
Net earnings		10,231		6,825		6,733		18,044	41,833
Net earnings per share:									
Basic	$	0.83	$	0.56	$	0.56	$	1.53	$ 3.45
Diluted		0.81		0.54		0.55		1.49	3.37
2010									
Revenues	$	222,929	$	237,315	$	251,669	$	249,363	$ 961,276
Net earnings		17,765		15,673		29,517		28,107	91,062
Net earnings per share:									
Basic	$	1.33	$	1.20	$	2.35	$	2.26	$ 7.09
Diluted		1.30		1.17		2.29		2.20	6.91

Realized gains (losses) on investments amounted to:

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter		Total Year
2012	$	238	$	2,166	$	268	$	21,382	$ 24,055
2011		2,923		1,959		722		2,995	8,598
2010		(455)		44		7,991		2,858	10,438

Note 10 *Insurance Reserves*

Our insurance reserves consist of business produced directly by our wholly owned insurance subsidiaries, the Assumed Agency Business and two other unaffiliated insurance companies.

Incurred but not reported ("IBNR") reserves for the direct and Assumed Agency Business are established for the quarter and year-end based on a quarterly reserve analysis by our actuarial staff. Various standard actuarial tests are applied to subsets of the business at a state, product and coverage basis. Included in the analyses are the following:

- Paid and incurred extrapolation methods utilizing paid and incurred loss development to predict ultimate losses,
- Paid and incurred frequency and severity methods utilizing paid and incurred claims count development and paid and incurred claims cost development to predict ultimate average frequency (i.e. claims count per auto insured) or ultimate average severity (cost of claim per claim) and
- Paid and incurred Bornhuetter-Ferguson methods adding expected development to actual paid or incurred experience to project ultimate losses.

For each subset of the business evaluated, each test generates a point estimate based on development factors applied to known paid and incurred claims and claim counts to estimate ultimate paid claims and claim counts. Selections of development factors are based on historical loss development patterns with adjustment based on professional actuarial judgment where anticipated development patterns vary from those seen historically. Deviations from historical loss development patterns may occur due to changes in items such as claims settlement and payment practices, business mix, coverage limits and deductibles, inflation trends in auto repair and medical costs and legal and regulatory trends affecting claims settlements. This estimation of IBNR requires selection of hundreds of such factors. A single point estimate for the subset being evaluated is then selected from the results of various tests, based on a combination of simple averages of the point estimates of the various tests and selections based on professional actuarial judgment. During recent years, paid methods have been less reliable because of changes in settlement practices, so we have more heavily relied on incurred methods.

The following table provides an analysis of changes in the liability for losses and LAE, net of reinsurance:

(in thousands)	2012	2011	2010
Balance at Beginning of Period			
Unpaid losses on known claims	$ 181,972	$ 180,334	$ 164,134
IBNR losses	177,645	164,140	193,790
LAE	135,787	133,359	151,191
Total unpaid losses and LAE	495,403	477,833	509,114
Reinsurance recoverables	(14,640)	(16,521)	(17,715)
Unpaid losses and LAE, net of reinsurance recoverables	480,764	461,312	491,399
Current Activity			
Loss and LAE incurred:			
Current accident year	926,033	763,109	680,612
Prior accident years	16,219	4,519	(73,903)
Total loss and LAE incurred	942,253	767,629	606,709
Loss and LAE payments:			
Current accident year	(553,549)	(459,798)	(400,144)
Prior accident years	(310,252)	(288,379)	(236,652)
Total loss and LAE payments	(863,801)	(748,177)	(636,796)
Balance at End of Period			
Unpaid losses and LAE, net of reinsurance recoverables	559,215	480,764	461,312
Add back reinsurance recoverables	13,678	14,640	16,521
Total unpaid losses and LAE	$ 572,894	$ 495,403	$ 477,833
Unpaid losses on known claims	$ 205,589	$ 181,972	$ 180,334
IBNR losses	218,552	177,645	164,140
LAE	148,753	135,787	133,359
Total unpaid losses and LAE	$ 572,894	$ 495,403	$ 477,833

Increases in severities in both bodily injury coverage in California and personal injury protection coverage in Florida related to accident year 2011 were the primary sources of the $16.2 million unfavorable reserve development during the during the twelve months ended December 31, 2012.

An increase in severity in Florida personal injury protection coverage related to accident year 2010 was the primary source of the $4.5 million of unfavorable development during the twelve months ended December 31, 2011.

During calendar year 2010, we experienced $73.9 million of favorable reserve development primarily from loss and LAE reserves relating to bodily injury coverage in the California, Connecticut, Florida and Pennsylvania nonstandard programs as well as in the Commercial Vehicle program.

Note 11 ***Reinsurance***

The following table shows written and earned premium included in earnings for reinsurance assumed and amounts deducted from written and earned premium in connection with reinsurance ceded (in thousands):

Year	Direct Written Premium	Reinsurance Assumed	Reinsurance Ceded	Net Written Premium	% of Amount Assumed to Net
2012	$ 1,254,386	$ 543	$ (7,731)	$ 1,247,198	0.0%
2011	1,082,458	8	(6,490)	1,075,976	0.0%
2010	952,417	9	(5,558)	946,869	0.0%
Year	**Direct Earned Premium**	**Reinsurance Assumed**	**Reinsurance Ceded**	**Net Earned Premium**	**% of Amount Assumed to Net**
2012	$ 1,190,773	$ 542	$ (7,225)	$ 1,184,090	0.0%
2011	1,025,302	7	(6,249)	1,019,060	0.0%
2010	911,108	15	(5,204)	905,919	0.0%

Assumed Reinsurance

Assumed business consists of two components:

(i) Business assumed from other unaffiliated insurance companies and

(ii) Business assumed from involuntary pools and associations.

We assumed $4.8 million, $5.8 million and $6.8 million, respectively, at December 31, 2012, 2011 and 2010 of total unpaid losses and LAE from unaffiliated insurance companies. We assumed no premium from unaffiliated insurance companies in 2012, 2011 or 2010.

At December 31, 2012, 2011 and 2010, we assumed $8.0 million, $8.3 million and $8.5 million, respectively, of assumed unpaid losses and LAE as part of fronting arrangements under which we utilized these companies' insurance licenses to write business while assuming substantially all of that business back from these carriers.

Although the business was issued on these unaffiliated companies' policies, we manage the claims adjusting and loss reserving for this business.

During the twelve months ended December 31, 2012, 2011 and 2010, we assumed, from involuntary pools and associations, premium and unpaid losses and LAE of less than $0.1 million each.

Ceded Reinsurance

We use excess of loss, catastrophe and extra-contractual loss reinsurance to mitigate the financial impact of large or catastrophic losses. During 2010, the catastrophe reinsurance provided protection for losses up to $15.0 million in excess of $5.0 million for any single event. Effective April 1, 2011, we added an additional layer of catastrophe reinsurance that covers 75% of $5.0 million of losses in excess of $20.0 million for any single event. For 2012, we increased our catastrophe reinsurance protection to cover 100% of $25.0 million in excess of $5.0 million. For 2013, we have increased our catastrophe reinsurance protection to 100% of $45.0 million in excess of $5.0 million. Our excess of loss reinsurance provides reinsurance protection for commercial auto losses up to $700,000 for claims in excess of $300,000 per occurrence. Our extra-contractual loss reinsurance provides protection for losses up to $10.0 million in excess of $5.0 million for any single extra-contractual loss. We also use reinsurance to mitigate losses on our Classic Collector business.

Ceded reinsurance for all programs reduced our incurred losses and LAE by $2.5 million, $1.0 million and $2.6 million for the twelve months ended December 31, 2012, 2011 and 2010, respectively.

Note 12 *Statutory Information*

Capital and Surplus

Insurance companies are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings and capital and surplus on a statutory basis were as follows (in thousands):

Statutory Net Earnings			Statutory Capital and Surplus	
2012	2011	2010	2012	2011
$31,141	$37,288	$96,870	$613,177	$531,214

For the twelve-month periods ended December 31, 2012, 2011 and 2010, statutory results differed from net earnings on a GAAP basis primarily due to the amortization of deferred acquisition costs, the basis difference in realized gains and holding company expenses, including interest. Net earnings for 2012, 2011 and 2010 include $0.1 million, $(0.9) million and $0.6 million, respectively, related to the subsidiaries sold as of December 31, 2012.

At December 31, 2012, the consolidated amount of statutory capital and surplus necessary to satisfy regulatory requirements as defined by the National Association of Insurance Commissioners' ("NAIC") Risk-Based Capital ("RBC") calculation was $147.7 million. This amount of statutory capital and surplus represents the 'Company Action Level' ("CAL") of minimum surplus. Falling below this level would require a company to prepare and submit an RBC plan to address the deficiency in surplus to the CAL to the commissioner of its state of domicile.

Restrictions on Transfer of Funds and Assets of Subsidiaries

As of December 31, 2012, there are no regulatory restrictions on the payment of dividends to our shareholders. However, our ability to declare and pay dividends will depend on the working capital in the holding company, as well as dividends received from our insurance subsidiaries.

Payments of dividends, loans and advances by our insurance subsidiaries are subject to certain restrictions under various state laws, federal regulations and debt covenants that limit the amount of dividends, loans and advances that can be paid. Under applicable restrictions, the maximum amount of dividends payable in 2013 from our insurance subsidiaries without regulatory approval is approximately $60.8 million. Additional amounts of dividends, loans and advances require regulatory approval.

Note 13 *Legal and Regulatory Proceedings*

From time to time, we and our subsidiaries are named as defendants in various lawsuits incidental to our insurance operations. We consider legal actions relating to claims made in the ordinary course of seeking indemnification for a loss covered by the insurance policy in establishing loss and LAE reserves.

We also face in the ordinary course of business lawsuits that seek damages beyond policy limits, commonly known as extra-contractual claims, as well as class action and individual lawsuits that involve issues not unlike those facing other insurance companies and employers. We continually evaluate potential liabilities and reserves for litigation of these types using the criteria established by the Contingencies topic of the FASC. Under this guidance, we may only record reserves for a loss if the likelihood of occurrence is probable and we can reasonably estimate the amount. If a material loss, while not probable, is judged to be reasonably possible, we will disclose, if it can be estimated, a possible range of loss or state that an estimate cannot be made. We consider each legal action using this guidance and record reserves for losses as warranted by establishing a reserve captured within our Consolidated Balance Sheets line-items “Unpaid losses and LAE” for extra-contractual claims and “Other liabilities” for class action and other non-claims related lawsuits. We record amounts incurred on the Consolidated Statements of Earnings within “Losses and LAE” for extra-contractual claims and “Other expenses” for class action and other non-claims related lawsuits.

Certain claims and legal actions have been brought against us for which we have accrued no loss, and for which an estimate of a possible range of loss cannot be made under the above rules. While it is not possible to predict the ultimate outcome of these claims or lawsuits, we do not believe they are likely to have a material effect on our financial condition or liquidity. However, losses incurred because of these cases could have a material adverse impact on net earnings in a given period.

Note 14 *Commitments and Contingencies*

Commitments

Minimum rental commitments under non-cancelable leases with an initial or remaining term of more than one year as of December 31, 2012 were as follows (in thousands):

Due in	Operating Leases	Capital Leases
2013	$ 8,968	$ 976
2014	8,907	905
2015	8,121	701
2016	4,539	214
2017	2,994	74
Thereafter	3,793	0
Total	$ 37,322	$ 2,870

All of these leases expire within eight years. The most significant leased office spaces are located in Birmingham, Alabama and suburban Los Angeles, California. These two leases combined total $20.8 million of the $37.3 million in minimum rental commitments for operating leases mentioned above.

As of December 31, 2012, the total minimum rental payments to be received in the future under non-cancelable subleases were approximately $0.1 million.

Lease expense incurred for all leases during the last three years was as follows (in thousands):

	Twelve months ended December 31,		
	2012	2011	2010
Lease expense	$ 12,389	$ 14,448	$ 17,907
Sublease income	(420)	(441)	(2,103)
Total	$ 11,969	$ 14,007	$ 15,804

Contingencies

Based on the criteria established by the Contingencies topic of the FASC, we have the following loss contingencies for which we accrue in our financial statements:

- Other-than-temporary impairments on investments — Note 3
- Insurance reserves — Note 10
- Legal and regulatory proceedings — Note 13
- Allowances for uncollectible accounts — Note 15

For each item listed above, please refer to the notes referenced for additional discussion.

Note 15 ***Additional Information***

Allowances for Uncollectible Accounts

Agents' balances and premium receivable included in the Consolidated Balance Sheets are net of allowances for uncollectible accounts. The provision for such losses is included in commissions and other underwriting expenses. A progression of the aggregate allowance follows (in thousands):

	2012	2011	2010
Beginning balance	$ 13,497	$ 12,323	$ 10,853
Provision for losses	24,884	21,259	11,884
Uncollectible amounts written off	(22,256)	(20,085)	(10,414)
Ending balance	$ 16,124	$ 13,497	$ 12,323

Negative Cash Book Balances

Negative cash book balances, included in the line item "Other liabilities" in the Consolidated Balance Sheets, were $45.4 million, $5.9 million and $27.7 million, respectively, at December 31, 2012, 2011 and 2010.

INFINITY PROPERTY AND CASUALTY CORPORATION 10-K
INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES
PART IV
ITEM 15

Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Report:

1. Financial Statements are included in Part II, Item 8.

2. Financial Statement Schedules:

A. Selected Quarterly Financial Data is included in Note 10 to the Consolidated Financial Statements.

B. Schedules filed herewith as of December 31, 2012:

		Page
I	– Summary of Investments (See Note 3)	59
II	– Condensed Financial Information of Registrant	81
III	– Supplementary Insurance Information	Not required
IV	– Reinsurance (See Note 11)	76
V	– Valuation and Qualifying Accounts (see Note 15)	79
VI	– Supplemental Information Concerning Property-Casualty Insurance Operations	83

All other schedules for which provisions are made in the applicable regulation of the Securities and Exchange Commission have been omitted, as they are not applicable, not required, or the information required thereby is set forth in the Financial Statements or the notes thereto.

INFINITY PROPERTY AND CASUALTY CORPORATION – PARENT ONLY

SCHEDULE II – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Condensed Balance Sheets (in thousands)

	December 31,	
	2012	2011[1]
Assets:		
Investment in subsidiaries	$ 778,070	$ 688,449
Fixed maturities – at fair value (amortized cost: $105,867 and $122,664)	107,299	126,276
Equity securities – at fair value (cost $989 and $759)	1,012	721
Cash and cash equivalents	80,171	31,984
Other assets	51,927	15,739
Total assets	$ 1,018,478	$ 863,169
Liabilities and Shareholders' Equity:		
Long-term debt	$ 275,000	$ 194,810
Other liabilities	86,304	6,146
Payable to affiliates	932	424
Shareholders' equity	656,242	661,789
Total liabilities and shareholders' equity	$ 1,018,478	$ 863,169

(1) As adjusted. See Note 1 to the Consolidated Financial Statements

Condensed Statements of Earnings (in thousands)

	Twelve months ended December 31,				
	2012	2011[1]	% Change	2010[1]	% Change
Income:					
Income in equity of subsidiaries	$ 42,253	$ 49,256	(14.2)%	$ 98,997	(50.2)%
Net investment income	2,725	4,516	(39.7)%	4,303	5.0 %
Realized gain (loss) on investments	2,883	1,799	60.3 %	992	81.3 %
Total income	$ 47,861	$ 55,570	(13.9)%	$ 104,292	(46.7)%
Costs and Expenses:					
Interest expense	12,539	10,807	16.0 %	10,802	0.0 %
Loss on redemption of long-term debt	13,595	0	0.0 %	0	0.0 %
Corporate general and administrative expenses	7,408	7,664	(3.3)%	7,814	(1.9)%
Other expense	193	39	396.6 %	113	(65.7)%
Total expenses	$ 33,735	$ 18,509	82.3 %	$ 18,729	(1.2)%
Earnings before income taxes	14,125	37,061	(61.9)%	85,562	(56.7)%
Provision for income taxes	(10,194)	(4,772)	113.6 %	(5,500)	(13.2)%
Net earnings	$ 24,319	$ 41,833	(41.9)%	$ 91,062	(54.1)%

(1) As adjusted. See Note 1 to the Consolidated Financial Statements

INFINITY PROPERTY AND CASUALTY CORPORATION - PARENT ONLY

Condensed Statements of Cash Flows
(in thousands)

	Twelve months ended December 31,		
	2012	2011[(1)]	2010[(1)]
Operating Activities:			
Net income	$ 24,319	$ 41,833	$ 91,062
Equity in consolidated subsidiaries	(42,253)	(49,256)	(98,997)
Loss on redemption of long-term debt	13,595	0	0
Other	(31,509)	2,476	3,581
Net cash used in operating activities	$ (35,847)	$ (4,947)	$ (4,353)
Investing Activities:			
Purchases of fixed maturities	$ (81,925)	$ (44,886)	$ (40,914)
Maturities and redemptions of fixed maturities	13,580	17,727	12,252
Proceeds from sale of fixed maturities	116,343	95,008	38,925
Dividends received from subsidiary[(2)]	425	14,250	49,831
Capital contributed to subsidiaries[(3)]	(2,205)	(22,484)	(2,298)
Net cash provided by investing activities	$ 46,218	$ 59,616	$ 57,796
Financing Activities:			
Proceeds from stock options exercised and employee stock purchases, including tax benefit	$ 2,911	$ 2,285	$ 2,399
Acquisition of treasury stock	(19,643)	(43,803)	(52,021)
Redemption of long-term debt	(208,122)	0	0
Proceeds from issuance of long-term debt	273,213	0	0
Dividends paid to shareholders	(10,544)	(8,745)	(7,198)
Net cash provided by (used in) financing activities	$ 37,816	$ (50,262)	$ (56,820)
Net increase (decrease) in cash and cash equivalents	$ 48,187	$ 4,407	$ (3,377)
Cash and cash equivalents at beginning of period	31,984	27,577	30,955
Cash and cash equivalents at end of period	$ 80,171	$ 31,984	$ 27,577

(1) As adjusted. See Note 1 to the Consolidated Financial Statements.

(2) Our subsidiaries also paid $50.2 million of dividends in the form of securities to the holding company in 2010. Our subsidiaries paid no dividends in the form of securities during 2012 and 2011.

(3) We also contributed $49.7 million in the form of securities to our subsidiaries in 2012.

INFINITY PROPERTY AND CASUALTY CORPORATION
SCHEDULE VI – SUPPLEMENTAL INFORMATION CONCERNING PROPERTY-CASUALTY INSURANCE OPERATIONS
THREE YEARS ENDED DECEMBER 31, 2012
(in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E	COLUMN F	COLUMN G	COLUMN H		COLUMN I		COLUMN J	COLUMN K
							Claims and Claim Adjustment Expenses Incurred Related to					
Affiliation with Registrant	Deferred Policy Acquisition Costs	Reserves for Unpaid Claims and Loss Adjustment Expenses (a)	Discount Deducted in Column C	Unearned Premium (b)	Earned Premium	Net Investment Income	Current Years	Prior Years	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Paid Claims and Claim Adjustment Expenses	Net Premium Written
2012	$ 88,251	$ 572,894	$ 0	$ 538,142	$ 1,184,090	$ 37,571	$ 926,033	$ 16,219	$ 80,071	$ 169,785	$ 863,801	$ 1,247,198
2011[(C)]	80,071	495,403	0	474,528	1,019,060	40,557	763,109	4,519	69,925	161,633	748,177	1,075,976
2010[(C)]	69,925	477,833	0	417,371	905,919	44,633	680,612	(73,903)	60,075	145,670	636,796	946,869

(a) Gross of reinsurance recoverables of $13.7 million, $14.6 million and $16.5 million at December 31, 2012, 2011 and 2010, respectively.

(b) Gross of prepaid reinsurance premium of $2.6 million, $2.1 million and $1.9 million at December 31, 2012, 2011 and 2010, respectively.

(c) As adjusted, see Note 1 to the Consolidated Financial Statements.

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Infinity Property and Casualty Corporation has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signed: February 26, 2013

Infinity Property and Casualty Corporation

By: /s/ JAMES R. GOBER

James R. Gober

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Capacity	Date
/s/ JAMES R. GOBER **James R. Gober**	Chairman of the Board of Directors, Chief Executive Officer, and President (principal executive officer)	February 26, 2013
/s/ SAMUEL J. SIMON **Samuel J. Simon**	Executive Vice President, General Counsel, Assistant Secretary, and Director	February 26, 2013
/s/ ROGER SMITH **Roger Smith**	Executive Vice President, Chief Financial Officer, Treasurer and Director (principal financial and accounting officer)	February 26, 2013
/s/ WILLIAM S. STARNES **William S. Starnes**	Director*	February 26, 2013
/s/ JORGE G. CASTRO **Jorge G. Castro**	Director	February 26, 2013
/s/ HAROLD E. LAYMAN **Harold E. Layman**	Director	February 26, 2013
/s/ DRAYTON NABERS, JR. **Drayton Nabers, Jr.**	Director	February 26, 2013
/s/ SAMUEL J. WEINHOFF **Samuel J. Weinhoff**	Director*	February 26, 2013
/s/ MARIA TERESA ALVAREZ CANIDA **Maria Teresa Alvarez Canida**	Director*	February 26, 2013

* Member of the Audit Committee

INFINITY PROPERTY AND CASUALTY CORPORATION
INDEX TO EXHIBITS

Number	Exhibit Description	
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Infinity's Form 10-Q filed on August 8, 2007)	
3.2	Regulations (incorporated by reference to Exhibit 3.2 to Infinity's Form S-1 filed on October 9, 2002)	
4.1	Indenture dated February 17, 2004, between Infinity, as Issuer, and American Stock Transfer and Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to Infinity's Form 10-K/A filed on April 2, 2004)	
4.2	Form of Senior Indentures, dated August 6, 2010, between Infinity and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Infinity's Form S-3 filed on August 6, 2010)	
4.3	Form of Subordinated Indenture between Infinity and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.5 to Infinity's Form S-3 filed on August 6, 2010)	
4.4	Form of Junior Subordinated Indenture between Infinity and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.6 to Infinity's Form S-3 filed on August 6, 2010)	
4.5	First Supplemental Indenture to Senior Indenture, dated September 17, 2012, between Infinity and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Infinity's Form 8-K filed on September 17, 2012)	

Material Contracts:

Number	Exhibit Description	
10.1	Reinsurance Agreement between Infinity Standard Insurance Company [formerly known as Windsor Insurance Company], as Reinsurer, and Great American Insurance Company and Affiliates, as Reassured (incorporated by reference to Exhibit 10.4 to Infinity's Form 10-K filed on March 31, 2003)	
10.2	Side Letter Agreement to amend Reinsurance Agreement between Infinity Standard Insurance Company [formerly known as Windsor Insurance Company], as Reinsurer, and Great American Insurance Company and Affiliates, as Reassured (incorporated by reference to Exhibit 10 to Infinity's Form 8-K filed on February 1, 2007)	
10.3	Non-employee Directors' Stock Ownership Plan (incorporated by reference to Appendix A to Infinity's Definitive Proxy Statement, Schedule 14A filed on April 12, 2005)	(*)
10.4	Lease between Colonial Properties and Infinity, dated August 26, 2003 for Colonnade property in Birmingham, Alabama (incorporated by reference to Exhibit 10.23 to Infinity's Form 10-K/A filed on April 2, 2004)	
10.5	Tax Allocation Agreement, dated December 31, 2003 and effective February 13, 2003 by and among Infinity and its Subsidiaries (incorporated by reference to Exhibit 10.24 to Infinity's Form 10-K/A filed on April 2, 2004)	
10.6	Second Amended and Restated 2002 Stock Option Plan (incorporated by reference to Exhibit 10 to Infinity's Form 10-Q/A filed on November 20, 2011)	(*)

Number	Exhibit Description	
10.7	Amended and Restated Credit Agreement, dated August 31, 2008, between Infinity and Regions Bank (incorporated by reference to Exhibit 10 to Infinity's Form 8-K filed on September 4, 2008.	
10.8	First Amendment to Amended and Restated Credit Agreement, dated August 31, 2011 between Infinity and Regions Bank (incorporated by reference to Exhibit 10 to Infinity's Form 8-K filed on September 1, 2011)	
10.9	Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10 to Infinity's Form 10-Q filed on August 6, 2010)	(*)
10.1	Deferred Compensation Plan as amended and restated effective February 9, 2010 (incorporated by reference to Exhibit 10.9 to Infinity's Form 10-K filed February 26, 2010)	(*)
10.11	Supplemental Retirement Plan as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 10.10 to Infinity's Form 10-K filed February 26, 2010)	(*)
10.12	Amended 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.1 to Infinity's Form 8-K filed on August 3, 2007)	(*)
10.13	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to Infinity's Form 8-K filed on August 3, 2007)	(*)
10.14	Employment Agreement for James R. Gober (incorporated by reference to Exhibit 10.1 to Infinity's Form 8-K filed on August 8, 2011)	(*)
10.15	Employment Agreement for Samuel J. Simon (incorporated by reference to Exhibit 10.4 to Infinity's Form 8-K filed on August 8, 2011)	(*)
10.16	Employment Agreement for Roger Smith (incorporated by reference to Exhibit 10.5 to Infinity's Form 8-K filed on August 8, 2011)	(*)
10.17	Employment Agreement for Scott C. Pitrone (incorporated by reference to Exhibit 10.3 to Infinity's Form 8-K filed on August 8, 2011)	(*)
10.18	Employment Agreement for Glen N. Godwin (incorporated by reference to Exhibit 10.2 to Infinity's Form 8-K filed on August 8, 2011)	(*)
10.19	Annual Executive Bonus Plan (incorporated by reference to Appendix A to Infinity's Definitive Proxy Statement, Schedule 14A filed on April 19, 2010)	(*)
10.20	Second Amended and Restated 2008 Performance Share Plan (incorporated by reference to Appendix B to Infinity's Definitive Proxy Statement, Schedule 14A filed on April 19, 2010)	(*)
10.21	Form of Performance Share Agreement (incorporated by reference to Exhibit A of Appendix B to Infinity's Definitive Proxy Statement, Schedule 14A filed on April 19, 2010)	(*)
10.22	Underwriting Agreement, dated September 12, 2012, between Infinity and Barclays Capital Inc. and Goldman Sachs and Co., as Underwriters (incorporated by reference to Exhibit 1.1 to Infinity's FOrm 8-K filed on September 17, 2012)	
21	Subsidiaries of the Registrant	
23	Consent of Independent Registered Public Accounting Firm	
31.1	Certification of the Chief Executive Officer under Exchange Act Rule 13a-14(a).	
31.2	Certification of the Chief Financial Officer under Exchange Act Rule 15d-14(a).	
32	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer	
101.INS	XBRL Instance Document	
101.SCH	XBRL Taxonomy Extension Schema	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	
101.DEF	XBRL Taxonomy Extension Definition Linkbase	
101.LAB	XBRL Taxonomy Extension Label Linkbase	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	

(*) Management Contract or Compensatory Plan or Arrangement.

EXHIBIT 21

INFINITY PROPERTY AND CASUALTY CORPORATION

EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Infinity at December 31, 2012. All corporations are subsidiaries of Infinity and, if indented, subsidiaries of the company under which they are listed.

Name of Company	Incorporated	Percentage of Ownership
Hillstar Insurance Company	Indiana	100
Infinity Financial Centers, LLC	Delaware	100
Infinity Insurance Company	Indiana	100
Infinity Agency of Texas, Inc.	Texas	100
Infinity Assurance Insurance Company	Ohio	100
Infinity Auto Insurance Company	Ohio	100
Budget Insurance Premium, Inc.	Ohio	100
Leader Group, Inc.	Ohio	100
Leader Managing General Agency, Inc.	Texas	100
Infinity Casualty Insurance Company	Ohio	100
Atlanta Casualty Group, Inc.	Georgia	100
Infinity County Mutual Insurance Company	Texas	(a)
Infinity Indemnity Insurance Company	Indiana	100
Infinity Preferred Insurance Company	Ohio	100
Infinity Reserve Insurance Company	Ohio	100
Infinity Safeguard Insurance Company	Ohio	100
Granite Finance Company, Inc.	Texas	100
Infinity Security Insurance Company	Indiana	100
Infinity Select Insurance Company	Indiana	100
Infinity Standard Insurance Company	Indiana	100
Infinity Property and Casualty Services, Inc.	Georgia	100
Casualty Underwriters, Inc.	Georgia	51
Windsor Group, Inc.	Georgia	100
The Infinity Group, Inc.	Indiana	100

(a) Denotes company that is affiliated but not owned.

EXHIBIT 23

INFINITY PROPERTY AND CASUALTY CORPORATION

EXHIBIT 23 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of our reports dated February 26, 2013, with respect to the consolidated financial statements and schedules of Infinity Property and Casualty Corporation and subsidiaries and the effectiveness of internal control over financial reporting of Infinity Property and Casualty Corporation and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2012:

Form	Registration Number	Description
S-8	333-109445	2002 Stock Option Plan
S-8	333-117711	Employee Stock Purchase Plan
S-8	333-125442	Non-employee Directors' Stock Ownership Plan
S-3	333-168605	Shelf Registration Statement of Debt and Equity Securities

Birmingham, Alabama
February 26, 2013

/S/ ERNST & YOUNG LLP

EXHIBIT 31.1

CERTIFICATIONS

I, James R. Gober, certify that:

1. I have reviewed this annual report on Form 10-K of Infinity Property and Casualty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2013

BY: /s/ JAMES R GOBER

James R. Gober
Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATIONS

I, Roger Smith, certify that:

1. I have reviewed this annual report on Form 10-K of Infinity Property and Casualty Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 26, 2013

BY: /s/ ROGER SMITH

Roger Smith

Chief Financial Officer

(principal financial officer)

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the filing with the Securities and Exchange Commission of the Annual Report of Infinity Property and Casualty Corporation (the "Company") on Form 10-K for the period ended December 31, 2012 (the "Report"), each of the undersigned officers of the Company, certifies, pursuant to 18 U.S.C. Section 1350, that to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 26, 2013

BY: /s/ JAMES R. GOBER
James R. Gober
Chief Executive Officer

February 26, 2013

BY: /s/ ROGER SMITH
Roger Smith
Chief Financial Officer